2014



Westport™
Here and Now.

ANNUAL REPORT

TABLE OF CONTENTS

PLEASE NOTE,

Interim and Annual Financial Statements and Management's Discussion are always available, when released, on the Westport website, WESTPORT.COM.

Westport encourages you to make this environmentally responsible choice.

TO OUR SHAREHOLDERS,

2014 was a transformational year. Despite the sudden and dramatic decline in global oil prices in the second half of 2014, Westport's total segments revenue exceeded $1 billion. This is a significant milestone for Westport and the natural gas engine and vehicle industry, cementing natural gas as a global industry. While the volatility has created challenges in some markets and segments, in most parts of the world, the favourable price differential between natural gas and conventional fuels remains intact.

We saw solid growth in our joint ventures in 2014. Cummins Westport Inc. ("**CWI**") reported good revenue growth with continued customer commitments to core applications such as transit, refuse trucks, and urban trucking. Our warranty accrual challenges that dampened results for the first nine months have been addressed, resulting in strong profitability. In China, we continued to see remarkable growth. Our Weichai Westport Inc. ("**WWI**") joint venture achieved sales of over 50,000 engines for the year, which is a spectacular milestone. When combined, our joint ventures captured about 2.7% market share of the entire global medium and heavy-duty engine market last year. As a result, we can conclude that natural gas is now a material and important segment of the global engine and vehicle market.

We spent the last 10 years getting basic products into the market to establish measurable scale. The next 10 years will be about delivering the next generation of products to those established customers, as well as new ones. Our major investments in Westport™ HPDI 2.0 and the enhanced spark ignition technology are expected to deliver improved performance characteristics and lower costs for customers. We expect our capital-light business model to deliver superior returns for our shareholders and allow us to scale up quickly as the market grows.

In 2015, we expect the light-duty market, where we primarily are looking to displace gasoline vehicles, to undergo change driven by two factors. First, gasoline engines are quickly moving to advanced direct injection systems with breakthrough performance and fuel economy. Therefore, traditional natural gas conversion systems will eventually become obsolete. In fact, we recently just announced our new combustion technology in

Volvo Car Company's new Drive-E powertrain bi-fuel engine. Volvo Cars is the first original equipment manufacturer ("**OEM**") to feature the new Westport system, which will be available on the Volvo V60 and V70 2016 models. Second, the sudden competitive price pressure due to oil price and currency volatility, combined with this technology shift, will put great pressure on this traditionally fragmented industry. Many suppliers are already feeling the pressure and we believe 2015 will see significant consolidation and alliances.

We have already started to see indications of a streamlining industry. The threat of almost all the competitive products and development activities in this space has dropped away in the face of market uncertainty along with the reality that performance expectations and cost of development have risen substantially since the early days of aftermarket conversions. This has left Westport as the stand-out global go-to for alternative fuel technology that can meet the expectations of advanced global OEMs. With the competitive landscape tightening, Westport too, can now be more selective about where to invest. It gives us the flexibility to wait for partners to develop their confidence to invest alongside us in new products.

In 2014, we took significant steps to advance our business model as we shift from market creation and product demonstrations to full commercial operation and profitability. Given the uncertainty of the energy market and global economy, we took immediate actions to reprioritize investment programs, consolidate facilities, and restructure businesses to focus on lean operations, reducing our combined operating expenses by over $23 million.

We have refined our investment programs for 2015 and expect Corporate and Technology Investments' adjusted EBITDA results to improve by approximately 40% without materially affecting our long-term product portfolio. For example, we have made significant investments in proof-of-concept and market development products in our off-road applications including mining, rail, and marine applications over the past three years. We have sufficiently proved our point and we now have royalty agreements in place with key market participants. Therefore, we no longer need anything like the past investment rate in 2015 to continue to be well positioned as this industry develops.

We remain focused on improving our operational adjusted EBITDA contributions, although the path to breakeven for Westport has stronger headwinds now than when it was originally proposed in 2013. Nevertheless, we are controlling what we can while looking for opportunities for increased sales.

Looking ahead to 2015, we will focus on four key components of Westport's strategy to drive our path to profitability:

1 We will continue to invest with committed OEM partners in commercial products for the next decade that contain strong technology content including Westport™ HPDI 2.0 and enhanced spark ignited direct injection, but defer investments with uncertain market timing or commercialization risk.

2 We will continue to rationalize and consolidate the Westport product portfolio for cost reduction and margin improvement, ensure customer value with leading price/performance, and achieve full system sales, creating and extracting value beyond individual component sales.

3 We will look at non-core asset sales and are confident that our portfolio of long-term investments can be supported from internal re-allocation and OEM partner co-investment.

4 We will continue to drive cost efficiencies and reduce global overhead expenses.

Westport is well positioned with industry-leading technology and especially industry experience. We look forward to continued development of our global business in 2015 and continued progress toward our vision to transition from petroleum-based fuels to clean, inexpensive natural gas.

On behalf of our Board of Directors and management team, and employees around the world, thank you for your continued interest and support of Westport.

Sincerely,



David R. Demers
Chief Executive Officer

Ashoka Achuthan
Chief Financial Officer



SUSTAINABILITY REPORT

We are pleased to present our 2014 Sustainability Report; the annual update of Westport's progress and challenges in advancing our vision of economic, social and environmental sustainability. Rapid shifts in global energy markets have underscored that significant changes are rarely without turbulence, but we end the year with increased confidence and measured evidence of the strength of the transition underway to a sustainable energy future.

Sustainability is at the core of our business

We believe that business success isn't solely measured "company to customer" but through our relationships with a range of stakeholders. As a clean technology leader, we recognize the responsibility we have to our employees, customers, partners, shareholders, suppliers, governments, the natural environment, academic institutions, non-government organizations ("**NGOs**"), and the neighbourhoods in which we live and work.

The decarbonization of the transport sector requires vision, leadership and boldness. Governments around the world are recognizing the economic, energy security, environmental, and job creation benefits of natural gas vehicles. Environmental NGOs want to learn more about how reducing the carbon intensity of fuels has the potential to meaningfully reduce emissions from heavy-duty vehicles. Our partners see a tremendous opportunity to revolutionize how we move freight and people. Westport's ongoing technological innovation and drive to catalyze real change will continue to transform the transportation sector.

COLLABORATION IN 2014

Business for Social Responsibility Future of Fuels

Westport has been a member of Business for Social Responsibility ("**BSR**") since 2012 and was a founding member of the FUTURE OF FUELS working group. Future of Fuels helps companies understand the impacts of transportation fuel and how they can work together to create a system that is sustainable, resilient, and affordable.

The mission of Future of Fuels is to identify and promote transportation fuel pathways that enhance the sustainability and availability of emerging alternative fuel choices. The working group's objectives are to accelerate low carbon development, improve the sustainability of all fuels, and build better public dialogue and understanding.

Future of Fuels has published reports on transitioning to low-carbon fuels and the outlook for mitigating the impacts of the North American trucking industry, and in 2015 will be launching a "Fuel Tool" application to directly support fleet managers' procurement decisions.

Carbon Disclosure Project

The Carbon Disclosure Project ("**CDP**") is an international, not-for-profit organization providing the only global system for companies to measure, disclose, manage and share environmental performance information. It works with 822 investors with US$95 trillion in assets and holds the largest collection of self-reported corporate climate data.[1]

Westport prepared its first CDP report in 2012 and has committed to file annual reports detailing our environmental performance in accordance with the CDP methodology. Our 2014 report is available for viewing at the CDP website.[2] As a clean technology leader, we recognize that we must account for and reduce the environmental impact of natural gas engines and vehicles. Our work with the CDP is a major step in expanding the reach and rigour of Westport's sustainability transparency.

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1   www.cdp.net/en-US/Pages/About-Us.aspx

2   Registration at no cost is required to view corporate reports filed on The Carbon Disclosure Project website.

University of California (Davis) NextSTEPS

The NextSTEPS program is a four-year multidisciplinary research consortium working to advance alternative transportation that operates within the Institute of Transportation Studies at the University of California (Davis). The goal of NextSTEPS is to generate new insights about the transition to a sustainable transportation energy future and to disseminate that knowledge effectively to decision-makers in the public and private sectors. NextSTEPS encompasses interdisciplinary research on electric vehicles, biofuels, hydrogen fuel cells and efficiency improvements to gasoline and diesel engines. Natural gas was added as a dedicated research stream in 2012.

The NextSTEPS members represent 23 other government and corporate partners, including the U.S. Department of Transportation and major automotive original equipment manufacturers ("**OEMs**") such as Ford, GM, Volkswagen and Toyota. The work of this program to develop viable and defensible analyses of the potential contribution of advanced and alternative transportation technologies directly supports Westport's business strategy.

In 2014, NextSTEPS devoted extra attention to the rapidly developing Chinese market for natural gas vehicles, holding a workshop in Beijing that brought together 60 participants including Chinese policy makers, automotive and oil industry leaders, and leading academic experts and analysts in natural gas and transportation. The workshop resulted in an improved regional understanding of the Chinese NGV market and delivered timely analysis to inform industry and government planning.

Environmental Defence Fund Pump to Wheels Methane Leakage Study

The Environmental Defense Fund ("**EDF**") has a history of cross-sector collaboration and balanced environmental analysis. In 2012, the EDF initiated a series of studies with academic and industry partners to better understand the source and quantity of methane emissions along the natural gas supply chain.[3] Westport is a core supporting member of a multi-partner study initiated by EDF and conducted by the Center for Alternative Fuels, Engines and Emission ("**CAFEE**") at West Virginia University.

The research study will measure fugitive emissions of methane from various elements of the natural gas value chain for commercial and heavy duty on-road transportation. In 2014, other modules of the broad series of studies—including production and distribution studies—published their findings. Westport anticipates the module covering natural gas vehicle and fuel systems will be published in 2015.

Westport is participating in the EDF study to advance understanding of the greenhouse gas emission reduction benefits of commercial and heavy duty natural gas vehicles and fueling stations. Westport's market and environmental leadership position demands that we lead by example by participating in research that will help understand the emissions implications of the shift to natural gas.

REPORT APPROACH & SCOPE

This is our sixth published sustainability report, documenting our strategy, programs and achievements related to the environment, the safety of people and products, our employees, and our community. The scope of this report relates only to our operations in British Columbia, Canada. We have identified a need to extend the scope to encompass all of our global operations and are working to establish processes to achieve this goal. While the majority of our engine testing and development occurs in Vancouver, we recognize that we must tell a more complete story about our activities, success and challenges. This report discloses data from January to December 2014. Historical data from the past four fiscal years have been included for comparative purposes, where appropriate.

REPORT CONTENT

This report has been developed in accordance with the Global Reporting Initiative ("**GRI**") G3 standard reporting guidelines. The GRI is an independent institution that provides a standard framework for sustainability reporting across companies and industries. We have applied the principles of materiality and stakeholder inclusiveness as recommended by the GRI to assess the relevance of sustainability priorities to Westport and our stakeholders.

Westport has self-declared this report to correspond to application level B in the six-level grid of the GRI G3 guidelines. Application Level B requires us to disclose our performance on at least twenty core economic, social and environmental indicators.

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3   The five study modules are production, gathering lines and processing facilities, pipelines and storage, local distribution, and commercial trucks and refueling stations. The first peer-reviewed study has now been published in the journal Proceedings of the National Academy of Science and is available online at www.pnas.org/content/110/44/17768.

DETERMINING MATERIAL ISSUES

The intent of the new GRI G4 materiality review process is to ensure that content included in our annual sustainability report represents the key environmental, economic, and social issues that are most critical to our stakeholders.

In 2014 we undertook a review of our process for determining materiality in accordance with the framework of the new G4 reporting guidelines. We reviewed our existing mechanisms for gathering stakeholder feedback and sought additional input where possible to organize our findings using the prioritization matrix system recommended by GRI. We began with a simple, internally focused process to ensure that we will satisfy the GRI's recommendation that all organizations comply with the G4 guidelines by December 31, 2015.

SOCIAL PERFORMANCE INDICATORS

Human Rights

Westport is dedicated to preserving all fundamental and universally recognized human rights as outlined by the United Nations and the International Labour Organization. Our commitment is stated and reinforced by our Code of Conduct which is reviewed and signed annually by each of our employees.

Total Workforce

Westport is committed to providing a healthy work environment, defined by respectful relationships, professional development and advancement potential and an execution-focused culture to capitalize on business opportunities. We are dedicated to ensuring that Westport remains a desirable employer in all our locations. A similar benefits package is offered to both full-time and part-time employees.[4]

GRI INDICATOR INDEX

LEGEND
AA1 (we report on this indicator)   **BB2** (we partially report on this indicator)
[indicator description]
» (report location)

ECONOMIC PERFORMANCE
EC1 Direct economic value generated and distributed
» (2014 Audited Financial Statements)
EC2 Financial implications and risks and opportunities of climate change
» (Climate Change Risks and Opportunities)

SOCIAL PERFORMANCE
HR3 Employee training on human rights
» (Human Rights)
LA1 Total workforce by employment type, employment contract, and region
» (Employee)
LA3 Benefits provided to full-time, part-time and temporary employees
» (Employee)
LA6 Workforce represented in Occupational Health and Safety Committees
» (Health and Safety)
LA7 Rates of injury, occupational disease, lost days, and work-related fatalities
» (Health and Safety)
SO1 Nature, scope and effectiveness of programs to manage impact on communities
» (Community Impacts)
SO2 Percentage and total number of business units analyzed for risks related to corruption
» (Anti-Corruption Efforts)
SO3 Percentage of employees trained on anti-corruption policies and procedures
» (Anti-Corruption Efforts)
PR1 Life cycle stages: health and safety impacts of products—assessed for improvements
» (Product Responsibility)
PR2 Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products
» (Health and Safety)

ENVIRONMENTAL PERFORMANCE
EN3 Direct energy consumption by primary energy source
» (Energy)
EN4 Indirect energy consumption by primary source
» (Energy)
EN5 Energy saved due to conservation and efficiency efforts
» (Energy)
EN6 Initiatives to provide energy-efficient or renewable based products and reductions
» (Energy)
EN7 Initiatives to reduce indirect energy consumption and reductions achieved
» (Energy)
EN8 Total water withdrawal by source
» (Water)
EN16 Total direct and indirect greenhouse gas emissions
» (Greenhouse Gas Emissions)
EN18 Initiatives to reduce GHG emissions and reductions achieved
» (Greenhouse Gas Emissions)
EN22 Total amount of waste by type and disposal method
» (Waste Generation and Diversion)
EN23 Total number and volume of significant spills
» (Waste Generation and Diversion)
EN28 Value of fines and non-monetary sanctions for environmental non-compliance
» (Environmental Compliance)

4   Part-time employees must work at least three days per week to be eligible for the same benefits package as full-time employees. Casual employees or contractors are not eligible for benefits.

TABLE 1 as of Dec 31, 2014	FULL TIME	PART TIME[a]	CONTRACTOR	TOTAL
Argentina	23	-	3	26
Australia	26	1	4	31
Canada	325	7	20	352
China	24	-	4	28
France	1	-	1	2
India	1	-	-	1
Italy	254	24	1	279
Korea	3	-	-	3
Sweden	10	-	8	18
United Kingdom	1	0	0	1
United States	85	-	29	114
Netherlands[b]	53	7	-	60
Total	806	39	70	915

(a) Part time includes co-ops and interns

(b) Netherlands headcount is as of January 22, 2015. Headcount as of December 31, 2014 was not available.

As the demand for sustainable transportation grows worldwide, Westport has continued to maintain its global presence. Our products have reached customers in more than 19 countries and being able to support these markets is essential to our future success.

Health and Safety

The health and safety of our employees, facilities, and communities is an integral part of Westport's operations. When gauging world-class safety performance, recordable injury rates and lost-time injury rates are statistical, comparative industry measures. Our results are indicative of our ongoing and significant commitment to injury prevention, risk mitigation, regulatory compliance and continuous safety improvement.

Our Health and Safety Committee members are champions for workplace safety. Westport maintains a Health and Safety Committee in British Columbia or approximately one Committee for every 352 employees. Our Committees are made up of cross-functional management and employee representatives who advise and recommend action on any unresolved workplace health and safety issues brought to them.

TABLE 2 (unaudited)	2014-12	2013-12	2012-12	2011-12	2010-03
Recordable injury frequency	3	5	2	1	2
Recordable injury rate[a]	0.96	1.22	0.46	0.31	0.82
Lost time injury frequency	1	2	1	1	1
Lost time injury rate[b]	0.32	0.49	0.23	0.31	0.41

(a) The recordable injury incident rate is the annualized rate of occupational injuries and illness per 100 employees. It is a calculation of the number of injuries x 200,000/employee hours worked. First aid classified injuries are not included.

(b) The lost time injury rate is a calculation of the total number of lost time injuries x 200,000/employee hours worked. Lost days refer to scheduled work days and the count begins on the next scheduled work day immediately after the injury.

Our rate of recordable injuries and lost time injuries remained in line with our historical average. We continue put the health and safety of our employees at the center of our operational priorities.

Community Impacts

The liveability of specific locales or areas may be significantly impacted by an organization's activities. Westport's geographic location, with our technical facilities adjacent to homes, schools and other businesses requires us to monitor and manage the potentially adverse impacts our operations might have on our immediate neighbors.

Our Facilities Engineering Group maintains a preventative maintenance schedule for key equipment to minimize the likelihood of environment releases and noise levels in excess of municipal by-laws. Westport responds to community concerns regarding our facilities, infrastructure, noise levels and environmental impacts in a timely manner. We did not receive any noise complaints in 2014.

Anti-Corruption Efforts

Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct. The Code of Conduct has mandated compliance with all applicable laws in the jurisdictions where we operate and has always prohibited the giving or receiving of improper payments to influence business decisions. In addition, Westport maintains a confidential ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for "whistle blowing" in good faith.

Product Responsibility

Quality and safety are imperatives across the product life cycle. Our Quality Management System ("**QMS**") is certified to ISO 9001:2008 standards for the design, assembly and commercialization of its LNG fuel systems. Westport QMS comprises the organization's policies and procedures that aim to ensure that customer requirements are met with consistency, resulting in enhanced customer confidence and satisfaction. The QMS, other internal requirements and engineering systems have contributed to no incidents of non-compliance with regulations and voluntary codes concerning the health and safety impacts of our products. Internal systems and processes have been established to ensure that the health and safety impacts of our products are assessed in each of the following life-cycle stages:

TABLE 3	STATUS
Development of product concept	YES
Research and development	YES
Certification	YES
Manufacturing and production	YES
Marketing and promotion	YES
Storage, distribution, and supply	YES
Use and service	YES
Disposal, reuse or recycling	PARTIAL

COMMUNITY ENGAGEMENT

Being active in the community has always been central to Westport's values. Since 2002, Westport has been a strong supporter of the United Way of the Lower Mainland. From modest beginnings, our annual workplace campaign has grown steadily and in 2014 our cumulative fundraising total reached $1.162 million CDN.

Westport's contributions to the community go beyond financial donations. Our employee led IMPACT team provides various outlets for Westporters to engage in the community. The role of IMPACT is to bring the various activities and initiatives that Westport employees can participate in into one coordinated effort. This also provides employees an outlet to exercise their 16 hours of paid volunteer time. IMPACT initiatives generally touch on their three pillars; Environment, Education, and Community.

"Bridging the Science Gap": Our Partnership with Science World

Science World is dedicated to inspiring science and technology leadership in British Columbia. Westport is a contributor to Science World's "Bridging the Science Gap" campaign through its sponsorship of the transportation exhibit in the Ken Spencer Science Park. This interactive outdoor science park is designed to educate children about the future of new, clean, low-carbon technologies. The exhibit conveys a "Clean Transportation Story" with interactive elements to demonstrate how everyday choices can impact our carbon footprint.

United Way of the Lower Mainland Community Schools

Westport is a proud partner of the United Way and Vancouver School Board's Community Schools Program. Community schools provide safe and structured after-school activities to students aged 6-12. After-school programs play a critical role in providing structured, supervised time for children to be active, to develop positive social skills, and to build overall capabilities.

Studies have linked participation in these programs with greater academic success, increased self-confidence and self-esteem, and better relationships with peers and adults.

Through this partnership, Westport employees lead classes over seven weeks in cooking, acrobatics, guitar, and visual arts at Lloyd George Elementary School.

Canadian Blood Services

Westport has been a member of the Canadian Blood Services' Partners for Life Program since 2001. This nationwide program is designed to encourage group donations from business and community organizations. Each year, we set a target, coordinate group donations and allow employees to take time from work to donate.

The Canadian Blood Services' Bloodmobile visited our offices for the first time in 2012 and we were able to collect more than 40 donations that day. In 2014, we made 75 donations. Since 2006, Westport employees have donated over 500 pints of blood or enough to impact 108 lives.[5]

ENVIRONMENTAL PERFORMANCE INDICATORS

Environmental Compliance

Compliance with applicable federal, provincial, and municipal regulations is a baseline environmental performance standard and we believe that leading organizations must go beyond minimum environmental requirements. Since its inception in 1996, Westport has not received any fines or non-monetary sanctions for environmental non-compliance.

Water

It is expected that climate change will impact global water resources. Water use is an increasingly critical component of each organization's sustainability performance. Despite this, only the largest industries in British Columbia have water meters with data logging capability and the city of Vancouver does not currently provide meters to light industrial or commercial customers such as Westport.

Our calculations indicate that Westport facilities cumulatively have an average daily rate of water use of approximately 13.5 m^3 per day. Engine and fuel system component testing activities use process water that flows in a closed-loop thereby minimizing total water withdrawals. Water conserving domestic appliances and fixtures have been installed at all locations

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5   According to Canadian Blood Services an average of 4.6 pints are required per patient.

in an effort to further reduce our impact. We recognize that providing only an estimate and not actual water use is a limitation of our current sustainability report.

Energy Consumption

TABLE 4					
	FOR THE 12 MONTHS ENDING				
(gigajoules)	DEC 2014	DEC 2013	DEC 2012	DEC 2011	MAR 2010
Direct					
Diesel	2,000	2,722	2,250	1,250	1,146
LPG	0	0	35	99	120
LNG	21,730	8,559	8,466	11,193	13,395
CNG	35,449	38,148	28,802	19,352	13,363
Natural gas returned	(13,937)	(1,024)	(1,860)	(3,663)	(7,102)
Net direct consumption	**45,242**	**48,405**	**37,693**	**28,232**	**20,922**
Indirect					
Electrical	16,249	14,956	12,239	7,392	5,961

In 2014, both our consumption of LNG and rate of reinjection to the Fortis BC pipeline increased substantially due to testing of high-horsepower LNG pumps. Our LNG gas reinjection system enables us to return gas to the pipeline for use in other commercial, industrial, or residential applications and mitigates GHG emissions associated with fuel system development and testing. Our electrical consumption also increased in 2014 but we were able to return power to the grid through the use of transient dynamometers in our test cells.

Greenhouse Gas Emissions

The Greenhouse Gas Protocol[6] developed by the World Business Council on Sustainable Development ("**WBSCD**") is the globally accepted standard for greenhouse gas ("**GHG**") emissions accounting. The organizational boundary of this inventory includes all of Westport's British Columbia-based facilities and includes both scope one and scope two emissions.[7] We have not measured scope three emissions to date.

TABLE 5					
	TONNES CO_2 EQUIVALENT FOR THE 12 MONTHS ENDED				
(unaudited)	DEC 2014	DEC 2013	DEC 2012	DEC 2011	MAR 2010
Total Scope 1					
Direct Emissions	2,389.7	2,576.1	2,224.2	1,805.5	2,005.4
Total Scope 2					
Indirect Emissions	413.0	387.0	288.0	237.0	245.0
Total GHG impact	**2,802.7**	**2,963.1**	**2,512.2**	**2,042.5**	**2,250.4**

Finding comparable organizations against which to benchmark our GHG emissions remains a challenge, as the research and development of new engine technologies is necessarily an energy-intensive process. There are currently no regulatory requirements for a company of our size to disclose its emissions.[8] The process of compiling a GHG inventory provides an important foundation for understanding reduction opportunities and measuring progress. Westport works through the internationally-recognized Carbon Disclosure Project to inventory and make public our GHG emissions. We have identified future opportunities to reduce the impacts of our operations, as well as opportunities to integrate climate change risk into our risk management procedures and overall business strategy.

Waste Generation and Diversion

Waste reduction, reuse and recycling programs are well established and well-maintained. Using formulas based on bin size and frequency of collection, Westport generates approximately 200 tonnes of waste annually. Reducing the amount of waste sent to landfill remains a priority and we have launched employee education and awareness efforts to communicate the importance of minimizing the amount of waste generated.

We extend the opportunity for employees to recycle electronics, batteries, confidential paper, and some hazardous waste like paint through our waste minimization program.

Our Facilities Engineering Group tracks the amount of waste recycled via our hazardous waste program, scrap materials collection and office waste initiatives.

TABLE 6			
Aluminum	Diesel	Hard and soft plastic	Steel
Batteries	E-waste	Organics (kitchen waste)	Viscor
Beverage containers	Filters/rags	Paper	Wastewater
Cardboard	Light bulbs	Plastic oil pails	Wood
Coolant	Lube oil	Solvents	

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6   The GHG Protocol methodology used at this time only includes emissions associated with fuel consumption and not energy and emissions associated with fuel production, distribution and transport.

7   Scope One Direct Emissions encompass both liquefied and compressed natural gas, diesel, propane, and fuel used in company vehicles. Scope Two Indirect Emissions include emissions associated with the purchase and use of electricity.

8   In Canada, Large Final Emitters (LFEs), those facilities that emit the equivalent of 100,000 tonnes (100 kT) or more of carbon dioxide (CO_2) equivalents per year are required to disclose their emissions.

MANAGEMENT'S DISCUSSION & ANALYSIS

BASIS OF PRESENTATION

This Management's Discussion and Analysis ("**MD&A**") for Westport Innovations Inc. ("**Westport**", the "**Company**", "**we**", "**us**", "**our**") is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2014. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("**U.S. GAAP**"). The Company's reporting currency is the U.S. dollar. This MD&A is dated March 9, 2015.

Additional information relating to Westport, including our Annual Information Form ("**AIF**") and Form 40-F, is available on SEDAR at SEDAR.COM and on EDGAR at SEC.GOV. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors

discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent AIF filed on SEDAR at SEDAR.COM. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

We are a leading provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Our technology and products enable light- (less than 5.9 litre), medium- (5.9 to 10 litre), heavy-duty- (10 to 16 litre) and high-horsepower- (greater than 16 litre) petroleum-based fuel engines and vehicles to use primarily natural gas, giving users a cleaner and generally less expensive alternative fuel based on a more abundant natural resource. Through our partnerships and direct sales efforts, we sell natural gas and propane engines, fuel systems, and components to customers in more than 79 countries. We currently have strategic relationships with three of the world's top four engine producers and supply or have strategic relationships with six of the world's top ten truck producers, as well as seven of the world's top ten automotive manufacturers. Our strategic relationships with OEMs provide us with access to their manufacturing capacity, supply chain and global distribution networks without incurring the considerable investment associated with these assets. We commercialize our technology in markets where demand for clean, low emission engines is prevalent.

Since our founding in 1995, we have invested over $700 million towards the research, development and commercialization of our proprietary technologies and related products. Conversely, our research and development efforts and investments have resulted in a substantial patent portfolio that serves as the foundation for our differentiated technology offerings and competitive advantage. Our technologies and related products enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas ("**RNG**") or hydrogen. The substitution of natural gas for petroleum-based fuel drives a reduction in harmful combustion emissions, such as particulate matter and greenhouse gases, in addition to providing a relatively inexpensive alternative fuel from a more plentiful natural resource.

The principle focus of the operating business units are summarized below:

OPERATING BUSINESS UNITS

Westport Applied Technologies

Westport Applied Technologies ("**Applied Technologies**") designs, manufactures and sells compressed natural gas ("**CNG**"), liquefied natural gas ("**LNG**"), and liquefied petroleum gas ("**LPG**") components and subsystems to over 20 global OEMs, including Fiat, Volkswagen, Tata Mortors ("**Tata**"), the GAZ Group, Chrysler, General Motors ("**GM**"), Hyundai and Kia and to aftermarket customers in over 60 countries. Sales from Westport's wholly-owned Italian subsidiaries, OMVL S.p.A. ("**OMVL**")and Emer S.p.A ("**EMER**"), including Emer's wholly-owned subsidiary Valtek S.p.A., Westport's Australian operations, and, recently acquired Netherlands based Prins Autogassystemen Holding B.V. ("**Prins**") are reported under Applied Technologies, are made either directly to OEMs or through one of their many global distributors. Applied Technologies designs and manufactures a range of components, including pressure regulators, injectors, electronic control units, valves and filters; sells monofuel, bi-fuel and dual-fuel diesel blend conversion kits; and also offers full engine management systems and solutions that can be launched quickly at a competitive price. Applied Technologies provides Westport with high volume, scalable manufacturing and assembly. The business unit has a strong customer base in Europe and is growing in Asia, North and South America, and Africa.

Westport On-Road Systems

The On-Road Systems business unit ("**On-Road Systems**") engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking. Westport's existing On-Road Systems' OEM customers and partners include Ford Motor Company ("**Ford**"), GM, PACCAR Inc. ("**PACCAR**") and Volvo Car Group ("**Volvo Car**"). Westport supports customers with vehicle conversions through the Ford Qualified Vehicle Modifier ("**QVM**") program with products in the Ford line, including transit, cargo shuttle and taxi vehicles. Sold under the Westport WiNG™ Power System brand, product offerings include the Ford Transit Van dedicated, F-250/F-350 bi-fuel (CNG and gasoline) and dedicated, F-450 to F-650, F-59 dedicated, E-450 dedicated and Transit Connect bi-fuel vehicle models. Westport also provides aftermarket conversion products, alternative fuel systems and application engineering. Other products include Volvo Car bi-fuel systems (CNG and gasoline) for the V60 and V70 bi-fuel wagon; Westport JumpStart™ mobile fuel services; and Westport iCE PACK™ for spark-ignited ("**SI**") engines.

Westport Off-Road Systems

Westport Off-Road Systems ("**Off-Road Systems**") has been exploring product development opportunities for using liquefied natural gas ("**LNG**") fuel in large, off-road engine applications including rail, mining, marine, and oil & gas. According to industry statistics and our analysis, the global annual fuel usage in these applications is over 24 billion gallons of diesel fuel annually, presenting a highly attractive opportunity for significant fuel cost savings and reduced emissions through the use of LNG as an alternative fuel. Current products include an LNG tender product for the rail market, and Westport™ 2.4L industrial engines sold to Clark Material Handling ("**Clark**") and Cummins Western Canada for forklift and oilfield applications, respectively.

Corporate and Technology Investments

The Corporate and Technology Investments business unit ("**Corporate and Technology Investments**") is responsible for investments in new research and development programs and revenues and expenses related to development programs with OEMs, corporate oversight and general administrative duties. Corporate and Technology Investments focuses on long-term product development and future return on investments. Once a product is launched, the revenue will be recognized under one of the operating business units: Applied Technologies; On-Road Systems; or Off-Road Systems.

WESTPORT JOINT VENTURES

Cummins Westport Inc.

Cummins Westport Inc. ("**CWI**"), our 50:50 joint venture with Cummins, Inc., ("**Cummins**"), serves the medium- to heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. The fuel for CWI engines is typically carried on the vehicles as CNG or LNG. CWI engines are produced at certain of Cummins' plants, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. CWI also utilizes Cummins' supply chain, back office systems and distribution and sales networks. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

Weichai Westport Inc.

Weichai Westport Inc. ("**WWI**") is a joint venture between Westport (35% interest), Weichai Holding Group Co. Ltd. (40% interest) ("**Weichai**") and Hong Kong Peterson (CNG) Equipment Ltd. ("**Hong Kong Peterson**") (25% interest) focusing on the Chinese market. WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

GENERAL DEVELOPMENTS

On December 2, 2014, the Company acquired Netherlands based Prins Autogassystemen Holding B.V. ("**Prins**") for a base purchase price of EUR 12.2 million ($15.0 million). The Company paid cash of EUR 2.5 million ($3.1 million) and assumed debt of EUR 9.7 million ($11.9 million). Prins is a world leader in the development of alternative fuel systems and provides cost-effective and innovative solutions for a wide range of engine types. The Company recognized goodwill EUR 2.6 million ($3.2 million) on the acquisition date.

On October 6, 2014, CWI announced that Rob Neitzke, General Manager of the Construction Segment of Cummins off-highway engine business, was appointed as President of CWI, effective January 1, 2015.

On September 30, 2014, Westport provided an update on its Westport™ HPDI second generation or Westport™ HPDI 2.0

development program and identified plans to further refine investment programs to align with its OEM customers and the global pace of natural gas vehicle adoption and related infrastructure build out. In line with the pace of market adoption, Westport updated its near-term revenue outlook for the year ended December 31, 2014.

On September 23, 2014, Westport unveiled its newest proprietary technology, the first generation of enhanced spark-ignited ("**ESI**") natural gas system. This revolutionary approach to natural gas combustion technology is designed to provide vehicle and engine OEMs with a "downsized" natural gas solution that is cost competitive while providing similar levels of power, torque, and fuel economy to a larger diesel engine. Using 100% dedicated natural gas as fuel, the ESI technology optimizes the combustion and thermal efficiencies of the engine by taking advantages of the positive properties of natural gas.

On August 14, 2014, Westport announced that Jill Bodkin was elected Chairman of the Board. Former Chairman, John Beaulieu, remains on the Board as a director and was awarded the title "Chairman Emeritus". Joseph Caron, formerly of Westport's Advisory Board, was appointed to the Board.

On June 27, 2014, Westport announced that it extended the maturity date of its 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017, and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding principal amount of debentures to C$55 million.

On June 5, 2014, Westport announced that Ashoka Achuthan was appointed as Chief Financial Officer ("**CFO**") of Westport.

On May 6, 2014, Westport announced it was working in cooperation with The Kroger Company ("**Kroger**"), one of the world's largest retailers with over 2,600 supermarkets in the US, to meet their industry-leading environmental sustainability goals. Kroger placed an order for 31 Westport iCE PACK™ systems to be integrated onto their Freightliner natural gas trucks, which also feature the Cummins Westport ISX12 G engine.

On May 5, 2014, Westport announced that the only CARB and EPA certified 2014 model year Ford F-150, featuring the Westport WiNG™ Power System, was being debuted and was on display, during the Alternative Clean Transportation Expo in Long Beach, California, from May 6 to 8. Westport is currently working on certifications for the F-150, 2015/2016 model year pickup trucks.

On April 28, 2014, Westport announced the launch of final customer validation units of the next generation Westport™ HPDI 2.0 on the Weichai Westport WP12 engine platform. The Weichai Westport WP12 HPDI is China's first engine featuring Westport HPDI technology, designed to deliver the power and performance of the base diesel engine, while replacing up to 95% of diesel fuel with cleaner burning, less expensive natural gas. The WP12 with Westport™ HPDI 2.0 received China V emissions certification from the National Passenger Car Quality Supervision & Inspection Center (Tianjin Automotive Test Center).

On March 3, 2014, Westport announced a joint development agreement with Delphi (NYSE:DLPH) to further support Westport™ HPDI as a leading natural gas technology platform for heavy-duty engine applications. Through the agreement, Westport and Delphi have agreed to combine their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs.

On February 12, 2014, Westport and Tata launched a new SI natural gas 3.8L turbocharged engine featuring the WP580 EMS. Designed to support many engine configurations, WP580 EMS is now being used by Tata of India and will be used by other engine OEMs such as GAZ for their truck and bus applications. Westport also unveiled its Westport GEMDi™ technology, which enables engine OEMs to offer a fully integrated, high performance engine optimized for dual-fuel operation. Westport GEMDi™ technology has been co-developed with Tata on their next generation 5L engine that is targeted for medium-duty trucks and buses in India. Upon successful completion of the development phase, commercialization with Tata is expected to follow, with Westport supplying key natural gas engine components.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the years ended December 31, 2014, December 31, 2013 and the year ended December 31, 2012:

TABLE 7						
(expressed in millions of USD, except for per share amounts and shares outstanding)		YEARS ENDED DECEMBER 31				
		2014		2013		2012
Total revenue	$	130.6	$	164.0	$	155.6
Gross margin[1]		32.7		15.3		53.2
GM %		25.0 %		9.3 %		34.2 %
Net loss		(149.6)		(185.4)		(98.8)
Net loss per share —basic and diluted[2]		(2.37)		(3.22)		(1.83)
Weighted average shares outstanding		63,130,022		57,633,190		54,072,513

(1) Gross margin is calculated as revenue less cost of product and parts revenue. The Company's gross margin may not be comparable to those of other entities because some entities include depreciation and amortization related to products sold in cost of sales. Gross margin as defined above applies to the discussion of gross margin throughout the MD&A. (For the years ended December 31, 2013 and 2012 and the nine months ended December 31, 2011, $4.3 million, $4.1 million and $3.2 million in depreciation and amortization is excluded from the calculation of gross margin, respectively).

(2) Fully diluted loss per share is the same as basic loss per share as the effect of conversion of stock options, restricted share units and performance share units would be anti-dilutive.

The following table sets forth a summary of our financial position as at December 31, 2014 and December 31, 2013:

TABLE 8				
(expressed in millions of USD)		DEC. 31, 2014		DEC. 31, 2013
Cash and short-term investments	$	94.0	$	210.6
Total assets		337.7		491.7
Long-term debt		78.5		66.0

(1) Excluding warranty liability, deferred revenue, deferred income tax liabilities and other long-term liabilities.

The following tables set forth a summary of the financial results of our joint ventures for the years ended December 31, 2014, December 31, 2013 and the year ended December 31, 2012:

TABLE 9						
(expressed in millions of USD)		YEARS ENDED DECEMBER 31				
		2014		2013		2012
Total revenue	$	337.2	$	310.7	$	198.0
Gross margin		66.4		64.2		61.4
GM %		19.7 %		20.7 %		31.0 %
Income before income taxes		21.0		23.1		35.4
Income attributable to the Company		8.1		9.4		13.2

TABLE 10						
(expressed in millions of USD)		YEARS ENDED DECEMBER 31				
		2014		2013		2012
Total revenue	$	618.5	$	466.6	$	272.1
Gross margin		52.5		37.3		24.8
GM %		8.5 %		8.0 %		9.1 %
Income before income taxes		20.3		14.5		9.8
Income attributable to the Company		6.0		4.3		2.9

FINANCIAL OVERVIEW—RESULTS FROM OPERATIONS

REVENUE

2014/2013

Total segments revenues, including 100% of CWI and WWI revenue, increased $145.0 million, or 15% from $941.3 million in 2013 to $1,086.3 million in 2014.

The following table summarizes revenues by segment for the **year ended December 31, 2014** compared to the **year ended December 31, 2013**:

TABLE 11 »	YEARS ENDED DECEMBER 31		CHANGE	
(expressed in millions of USD)	2014	2013	$	%
Applied Technologies	$ 86.2	$ 93.2	$ (7.0)	(8)%
On-Road Systems	37.0	55.1	(18.1)	(33)%
Off-Road Systems	3.8	3.3	0.5	15%
Corporate & Tech. Investments	3.6	12.4	(8.8)	(71)%
CWI	337.2	310.7	26.5	9%
WWI	618.5	466.6	151.9	33%
Total segment revenues	$ 1,086.3	$ 941.3	$ 145.0	15%
Less:				
Equity investees' revenues	955.7	777.3	178.4	23%
Total consolidated revenues	$ 130.6	$ 164.0	$ (33.4)	(20)%

Applied Technologies revenue for the year ended December 31, 2014 decreased $7.0 million, or 8% to $86.2 million from $93.2 million for the year ended December 31, 2013. The decrease in revenue was driven by an unfavourable impact of foreign currency translation from the Euro to the US dollar equivalent and weaknesses in certain markets, particularly Europe and Asia.

On-Road Systems revenue for the year ended December 31, 2014 decreased $18.1 million, or 33% from $55.1 million to $37.0 million. The decrease in On-Road Systems revenue is primarily due to the discontinuation of the first generation Westport™ HPDI system in December 2013, offset by increased shipments of Westport iCE PACK, and increased service revenue.

The **Off-Road Systems** revenue for the year ended December 31, 2014 increased $0.5 million, or 15% from $3.3 million to $3.8 million due to the delivery of LNG Tender cars, offset by a decrease in shipments of Westport™ 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2014 decreased $8.8 million, or 71% from $12.4 million to $3.6 million. The decrease is driven by decreases in license fees earned from our development agreements. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2014 increased $26.5 million, or 9% from $310.7 million to $337.2 million. CWI product revenue for the year ended December 31, 2014 increased $22.6 million, or 9%, to $283.6 million on sales of 10,512 units compared to $261.0 million and 10,314 units for the year ended December 31, 2013, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April of 2013 contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2014 was $53.7 million compared with $49.6 million for the year ended December 31, 2013 which was primarily attributed to the increase of natural gas engine population in service.

WWI revenue for the year ended December 31, 2014 increased $151.9 million, or 33%, from $466.6 million to $618.5 million. WWI shipped 51,006 units in 2014 compared with 38,138 units for the year ended December 31, 2013.

2013/2012

Total segments revenues including 100% of CWI and WWI revenue, increased $315.6 million, or 50% from $625.7 million in 2012 to $941.3 million in 2013.

The following table summarizes total revenue by segment for the **year ended December 31, 2013** compared to the **year ended December 31, 2012**:

TABLE 12 »	YEARS ENDED DECEMBER 31		CHANGE	
(expressed in millions of USD)	2013	2012	$	%
Applied Technologies	$ 93.2	$ 91.7	$ 1.5	2%
On-Road Systems	55.1	37.6	17.5	47%
Off-Road Systems	3.3	3.1	0.2	6%
Corporate & Tech. Investments	12.4	23.2	(10.8)	(47)%
CWI	310.7	198.0	112.7	57%
WWI	466.6	272.1	194.5	71%
Total segment revenues	$ 941.3	$ 625.7	$ 315.6	50%
Less:				
Equity investees' revenues	777.3	470.1	307.2	65%
Total consolidated revenues	$ 164.0	$ 155.6	$ 8.4	5%

Applied Technologies revenue for the year ended December 31, 2013 increased $1.5 million, or 2%, to $93.2 million from $91.7 million for the year ended December 31, 2012. The increase in revenue was driven by stronger sales in Russia and China and service revenue earned under development agreements, offset by lower sales in Europe, South America and South Asia.

On-Road Systems revenue for the year ended December 31, 2013 increased $17.5 million, or 47% from $37.6 million to $55.1 million. The increase in revenue is primarily due to launch of Westport iCE PACK in the fourth quarter of 2013, increased sales of the WiNG System as the product launch occurred in the second quarter of the prior year and revenue generated from BAF offset by decreased shipments of the first generation Westport™ HPDI system and the bi-fuel systems for the V70 bi-fuel wagon. On-Road Systems parts revenue for the year ended December 31, 2013 increased $10.2 million to $13.6 million compared with $3.4 million for the year ended December 31, 2012 primarily due to parts revenue generated from BAF.

The **Off-Road Systems** revenue for the year ended December 31, 2013 increased $0.2 million, or 6%, from $3.1 million to $3.3 million due to increased shipments of Westport™ 2.4L industrial engines to forklift and oilfield customers.

Corporate and Technology Investments revenue for the year ended December 31, 2013 decreased $10.8 million, or 47% from $23.2 million to $12.4 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year for the transfer of the proprietary know-how related to the HPDI technology. All costs associated with our development agreements were recorded as research and development expenses in the period incurred in the consolidated statement of operations.

CWI revenue for the year ended December 31, 2013 increased $112.7 million, or 57% from $198.0 million to $310.7 million. CWI product revenue for the year ended December 31, 2013 increased $99.3 million, or 61%, to $261.0 million on sales of 10,314 units compared to $161.7 million and 6,804 units for the year ended December 31, 2012, which was primarily attributed to the launch of the ISX12 G heavy duty truck engine in April contributing to the increased volumes in North America. CWI parts revenue for the year ended December 31, 2013 was $49.6 million compared with $36.3 million for the year ended December 31, 2012.

WWI revenue for the year ended December 31, 2013 increased $194.5 million, or 71%, from $272.1 million to $466.6

million. WWI shipped 38,138 units in 2013 compared with 22,025 units for the year ended December 31, 2012.

GROSS MARGIN

2014/2013

Total segments gross margin, including 100% share of CWI and WWI increased $34.8 million from $116.8 million in 2013 to $151.6 million in 2014.

The following table presents gross margin by segment for the **year ended December 31, 2014** compared to the **year ended December 31, 2013**:

TABLE 13 » (expressed in millions of USD)	YEAR ENDED DEC. 31, 2014	% OF REVENUE	YEAR ENDED DEC. 31, 2013	% OF REVENUE	CHANGE	
Applied Technologies	$ 21.7	25.2%	$ 26.5	28.4%	$ (4.8)	(18)%
On-Road Systems	7.0	18.9%	(23.9)	(43.4)%	30.9	(129)%
Off-Road Systems	0.4	10.5%	0.4	12.1%	—	—%
Corporate & Tech. Investments	3.6	100.0%	12.3	99.2%	(8.7)	(71)%
CWI	66.4	19.7%	64.2	20.7%	2.2	3%
WWI	52.5	8.5%	37.3	8.0%	15.2	41%
Total segment gross margin	$ 151.6	14.0%	$ 116.8	12.4%	$ 34.8	30%
Less: Equity investees' gross margin	118.9	12.4%	101.5	13.1%	17.4	17%
Total consolidated gross margin	$ 32.7	25.0%	$ 15.3	9.3%	$ 17.4	114%

Applied Technologies gross margin decreased $4.8 million to $21.7 million, or 25.2% of revenue, for the year ended December 31, 2014 compared to $26.5 million, or 28.4% of revenue for the year ended December 31, 2013. The decrease in gross margin percentage is due to a change in product mix and weaknesses in certain markets including Europe and Asia.

On-Road Systems gross margin increased $30.9 million to $7.0 million, or 18.9% of revenue from negative $23.9 million, or negative 43.4% of revenue for the year ended December 31, 2013. The increase in gross margin is primarily due to the inclusion of warranty adjustments and inventory net realizable write downs of $26.3 million taken in the year ended December 31, 2013 related to the discontinuation of the first generation Westport™ HPDI system.

Corporate and Technology Investments gross margin decreased $8.7 million from $12.3 million to $3.6 million. The decrease in gross margin is driven by a reduction in revenue and the prioritizing of investment programs. The gross margin percentage was approximately 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

CWI gross margin increased $2.2 million to $66.4 million, or 19.7% of revenue from $64.2 million or 20.7% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2014 were $52.2 million and 18.4%, respectively, compared to $42.7 million and 16.4%, respectively, for the year ended December 31, 2013. This increase in CWI gross margin percentage was due primarily to an decrease of $8.3 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2013. Warranty adjustments and net extended coverage claims totaling $21.7 million were recorded for the year ended December 31, 2014 which is a decrease of $15.1 million from prior year claims of $36.8 million. CWI parts gross margin percentage was 26.5% for the year ended December 31, 2014 compared to 43.5% for the year ended December 31, 2013.

WWI gross margin increased $15.2 million to $52.5 million, or 8.5% of revenue from $37.3 million or 8.0% of revenue. The increase in gross margin percentage related primarily to a change product mix and product pricing.

2013/2012

Total segments gross margin, including 100% share of CWI and WWI decreased $22.6 million from $139.4 million in 2012 to $116.8 million in 2013.

The following table presents gross margin by segment for the **year ended December 31, 2013** compared to **year ended December 31, 2012**:

TABLE 14 » (expressed in millions of USD)	12 MO. ENDED DEC. 31, 2013	% OF REVENUE	9 MO. ENDED DEC. 31, 2012	% OF REVENUE	CHANGE	
Applied Technologies	$ 26.5	28.4%	$ 25.3	27.6%	$ 1.2	5%
On-Road Systems	(23.9)	(43.4)%	4.1	10.9%	(28.0)	683%
Off-Road Systems	0.4	12.1%	0.6	19.4%	(0.2)	-33%
Corporate & Tech. Investments	12.3	99.2%	23.2	100.0%	(10.9)	(47)%
CWI	64.2	20.7%	61.4	31.0%	2.8	5%
WWI	37.3	8.0%	24.8	9.1%	12.5	50%
Total segment gross margin	$ 116.8	12.4%	$ 139.4	22.3%	$(22.6)	(16)%
Less: Equity investees' gross margin	101.5	13.1%	86.2	18.3%	15.3	18%
Total consolidated gross margin	$ 15.3	9.3%	$ 53.2	34.2%	$ (37.9)	(71)%

Applied Technologies gross margin increased $1.2 million to $26.5 million, or 28.4% of revenue, for the year ended December 31, 2013 compared to $25.3 million, or 27.6% of revenue for the year ended December 31, 2012. The increase in gross margin percentage is due to a change in product mix during the period and service revenue recorded at 100% gross margin.

On-Road Systems gross margin decreased $28.0 million to negative $23.9 million, or negative 43.4% of revenue from $4.1 million, or 10.9% of revenue for the year ended December 31, 2012. Gross margin for the year ended December 31, 2013 includes $26.3 million of warranty adjustment and inventory obsolescence provision. The incremental decrease in gross margin percentage was due to lower absorption of fixed overhead costs, product mix and negative warranty adjustments and inventory obsolescence provisions on the first generation Westport™ HPDI system during the period. Excluding this warranty adjustment and inventory provision, gross margin and gross margin percentage would have been $2.4 million, or 4.4%.

Corporate and Technology Investments gross margin decreased $10.9 million from $23.2 million to $12.3 million. The decrease is primarily driven by one-time license revenue of $8.0 million recognized in the prior year period. The gross margin percentage was 100% in both periods as Corporate and Technology Investments gross margin relates entirely to service revenue and revenue earned under our development agreements and other fee payments.

CWI gross margin increased $2.8 million to $64.2 million, or 20.7% of revenue from $61.4 million or 31.0% of revenue. CWI product margin and product gross margin percentage for the year ended December 31, 2013 were $42.7 million and 16.4%, respectively, compared to $46.5 million and 28.8%, respectively, for the year ended December 31, 2012. This decrease in CWI gross margin percentage was due primarily to an increase of $20.5 million in net warranty adjustments and net extended coverage claims and mix of sales compared to the year ended December 31, 2012. Warranty adjustments and net extended coverage claims totaling $36.8 million were recorded in the year ended December 31, 2013. Excluding the warranty related impact, CWI gross margin percentage would have been 32.5%. CWI parts gross margin percentage was 43.5% for the year ended December 31, 2013 compared to 41.3% for the year ended December 31, 2012.

WWI gross margin increased $12.5 million to $37.3 million, or 8.0% of revenue from $24.8 million or 9.1% of revenue. The decrease in gross margin percentage related primarily to product mix and product pricing which remains discounted as WWI penetrates new markets and builds market share.

RESEARCH AND DEVELOPMENT EXPENSES

2014/2013

The following table presents details of research and development ("R&D") expense by segment for the **year ended December 31, 2014** compared to **year ended December 31, 2013**:

TABLE 15	YEARS ENDED DECEMBER 31		CHANGE	
(expressed in millions of USD)	2014	2013	$	%
Applied Technologies	$ 6.6	$ 5.6	$ 1.0	18%
On-Road Systems	12.7	15.2	(2.5)	(16)%
Off-Road Systems	1.9	2.2	(0.3)	(14)%
Corporate & Tech. Investments	55.2	68.1	(12.9)	(19)%
Total research and development	$ 76.4	$ 91.1	$ (14.7)	(16)%

Applied Technologies R&D expenses increased $1.0 million primarily related to new product development programs.

On-Road Systems R&D expenses decreased $2.5 million primarily due to lower R&D expenses spent on Westport WiNG Systems as product development was completed in 2013.

Off-Road Systems R&D expenses decreased $0.3 million from $2.2 million in the prior year to $1.9 million for the year ended December 31, 2014. In the current year period, expenses relate to costs to support and manage the development of the business and the Off-Road programs.

Corporate and Technology Investments research and development expenses decreased $12.9 million from $68.1 million to $55.2 million primarily driven by reduction in program expenses and prioritizing of investment programs.

2013/2012

The following table presents details of R&D expense by segment for the **twelve months ended December 31, 2013** compared to **nine months ended December 31, 2012**:

TABLE 16	YEARS ENDED DECEMBER 31		CHANGE	
(expressed in millions of USD)	2013	2012	$	%
Applied Technologies	$ 5.6	$ 3.1	$ 2.5	81%
On-Road Systems	15.2	24.6	(9.4)	(38)%
Off-Road Systems	2.2	3.5	(1.3)	(37)%
Corporate & Tech. Investments	68.1	42.0	26.1	62%
Total research and development	$ 91.1	$ 73.2	$ 17.9	24%

Applied Technologies R&D expenses increased $2.5 million primarily related to new product development programs.

On-Road Systems R&D expenses decreased $9.4 million primarily due to costs incurred in the prior year for the launch of the WiNG System on the F-250/F-350 bi-fuel Super Duty trucks offset by increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems R&D expenses decreased $1.3 million from $3.5 million in the prior year to $2.2 million for the year ended December 31, 2013. In the current year period, expenses relate to costs to support and manage the development of the business and the Off-Road programs.

Corporate and Technology Investments research and development expenses increased $26.1 million from $42.0 million to $68.1 million primarily driven by increases in our investment in new and existing development programs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

2014/2013

The following table presents details of Selling, General and Administrative ("SG&A") expense by segment for the **year ended December 31, 2014** compared to **year ended December 31, 2013**:

TABLE 17	YEARS ENDED DECEMBER 31		CHANGE	
(expressed in millions of USD)	2014	2013	$	%
Applied Technologies	$ 20.5	$ 14.3	$ 6.2	43%
On-Road Systems	8.8	20.8	(12.0)	(58)%
Off-Road Systems	1.2	12.4	(11.2)	(90)%
Corporate & Tech. Investments	35.3	27.7	7.6	27%
Total selling, general and administrative	$ 65.8	$ 75.2	$ (9.4)	(13)%

Applied Technologies SG&A expenses increased $6.2 million due to increase in scope of business to include China operations, an increase to the allowance for doubtful accounts, customer support campaign expense and severance recorded during the year.

On-Road Systems SG&A expenses decreased $12.0 million primarily due to decreased headcount from consolidating our facilities, discontinuation of activity related to the first generation Westport™ HPDI system and general cost reductions.

Off-Road Systems SG&A expenses decreased $11.2 million due to cost reduction in sales and marketing primarily driven by decreases in headcount.

Corporate and Technology Investments SG&A expenses increased $7.6 million due to increase in headcount to support new programs and global market development initiatives and severance recorded during the year.

2013/2012

The following table presents details of SG&A expense by segment for the **twelve months ended December 31, 2013** compared to **nine months ended December 31, 2012**:

TABLE 18	YEARS ENDED DECEMBER 31		CHANGE	
(expressed in millions of USD)	2013	2012	$	%
Applied Technologies	$ 14.3	$ 12.4	$ 1.9	15%
On-Road Systems	20.8	20.3	0.5	2%
Off-Road Systems	12.4	10.7	1.7	16%
Corporate & Tech. Investments	27.7	31.5	(3.8)	(12)%
Total selling, general and administrative	$ 75.2	$ 74.9	$ 0.3	—%

Applied Technologies SG&A expenses increased $1.9 million due to increase in salaries and benefits, costs related to our Australian facility and sales and marketing activities.

On-Road Systems SG&A expenses increased $0.5 million due to higher facilities and office expenses related to our Detroit and Kentucky facilities, sales and marketing associated with the F-250/F-350 bi-fuel Super Duty trucks and increased costs from recording expenses relating to BAF and ServoTech since the acquisition occurred on June 28, 2013.

Off-Road Systems SG&A expenses increased $1.7 million related to increased business development activities and management of the Off-Road programs.

Corporate and Technology Investments SG&A expenses decreased $3.8 million primarily due to reduction in headcount and related expenses and professional service fees incurred in the prior year period.

FOREIGN EXCHANGE GAINS AND LOSSES

Foreign exchange gains and losses reflected net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2014, we recognized a net foreign exchange gain of $3.4 million with the decline in the Canadian dollar relative to the U.S. dollar. A majority of the foreign exchange gain for the year ended December 31, 2014 is unrealized.

For the year ended December 31, 2013, we recognized a net foreign exchange gain of $15.2 million with the movement in the Canadian dollar relative to the U.S. dollar. This compares to a net foreign exchange loss of $1.2 million for the year ended December 31, 2012.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization for the year ended December 31, 2014 was $18.7 million compared to $16.3 million for the year ended December 31, 2013 and $11.4 million for the year ended December 31, 2012. The increases primarily related to depreciation of property and equipment purchases.

INCOME FROM INVESTMENT ACCOUNTED FOR BY THE EQUITY METHOD

Income from investments accounted for by the equity method primarily relates to our 50% interest in CWI and our 35% interest in WWI and our increase in equity income results primarily from higher revenues and gross margins for CWI and WWI in the current year compared to the prior year.

TABLE 19						
		YEARS ENDED DECEMBER 31				
(expressed in millions of USD)		**2014**		**2013**		**2012**
Cummins Westport—50% interest	$	8.1	$	9.4	$	13.2
Weichai Westport—35% interest		6.0		4.3		2.9
Other		0.1		(0.3)		0.1
Income from investment accounted for by the equity method	$	14.2	$	13.4	$	16.2

INTEREST ON LONG-TERM DEBT AND AMORTIZATION OF DISCOUNT EXPENSE

Interest on long-term debt and amortization of discount expense primarily relates to our interest expense on CDN$ and Euro denominated debentures.

TABLE 20						
		YEARS ENDED DECEMBER 31				
(expressed in millions of USD)		**2014**		**2013**		**2012**
CDN debentures—9% per annum	$	3.7	$	3.1	$	3.3
Senior financing facilities		1.6		1.0		1.3
Amortization of discount and non cash interest expense		0.5		0.7		0.8
Total interest on long-term debt	$	5.8	$	4.8	$	5.4

Interest on long-term debt for the year ended December 31, 2014 of $5.8 million is higher compared to the year ended December 31, 2013 due to additional interest of senior financing facilities as a result of increased borrowings.

Interest on long-term debt for the year ended December 31, 2013 of $4.8 million is lower compared to the year ended December 31, 2012 due to lower amortization of discount and non cash interest expense.

INCOME TAX RECOVERY

Income tax recovery for the year ended December 31, 2014 was $0.6 million compared to an income tax expense of $0.9 million for the year ended December 31, 2013 and an income tax expense of $1.7 million for year ended December 31, 2012.

The decrease for the year ended December 31, 2014 primarily relates to lower distributable earnings from our investment in CWI and a recovery of the deferred income tax liability relating to the intangible and goodwill impairment charges. The decrease in income tax expense for the year ended December 31, 2013 compared to the year ended December 31, 2012 primarily relates to lower distributable earnings from our investment in CWI and a recovery of the deferred income tax liability relating to the goodwill impairment charge.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at December 31, 2014, our cash, cash equivalents and short-term investment position was $94.0 million, a decrease of $116.6 million from $210.6 million at December 31, 2013. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired. Short-term investments consist of investment grade bankers' acceptances, term deposits and commercial paper. We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

The Company has sustained net losses over the past several years and as at December 31, 2014 have an accumulated a deficit of $765.0 million. As at December 31, 2014 the Company has cash and cash equivalents of $93.3 million. The Company's ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. Over the past year, the Company has taken immediate actions to right-size the business structure and reduce expenses through activities including staff reductions and deferral of non-core development programs. Management believes these factors will contribute toward achieving profitability, though further expense reductions may be required. However, there can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2014, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI dividends (typically declared and paid quarterly) and borrowings under our credit facility to fund our committed milestones and obligations for our current programs. We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

For the year ended December 31, 2014, our cash used in operations was $106.8 million. Changes in non-cash working capital resulted in an decrease of $6.0 million. The $6.0 million change in working capital was impacted by a decrease in accounts receivable of $11.6 million offset by increases in warranty liability of $5.8 million, deferred revenue of $5.1 million, accounts payable and accrued liabilities of $4.7 million, inventory of $1.4 million and prepaid expenses of $0.6 million. Cash used in investing activities included the purchase of fixed assets of $10.2 million, acquisitions net of acquired cash of $3.1 million due to the Prins acquisition, offset by maturity of short-term investments of $31.4 million, and $3.2 million in dividends received from joint ventures. Cash used in financing activities included net principal payments of long term debt of $9.5 million, and financing costs incurred for the issuance of additional debenture notes of $2.0 million offset by additional issuance of debentures notes of $17.8 million.

Westport's capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements. We also continue to review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization

plans. Significant new orders, expanded engine programs, acquisitions or investments could require additional funding. If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities. Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This "Capital Requirements, Resources and Liquidity" section contains certain forward looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read "FORWARD LOOKING STATEMENTS" and "BASIS OF PRESENTATION" sections of this MD&A, which discusses forward-looking statements and the "BUSINESS RISKS AND UNCERTAINTIES" section of this MD&A and of our AIF.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

TABLE 21	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	<1 YEAR	1–3 YEARS	4–5 YEARS	>5 YEARS
Accounts payable and accrued liabilities	55,502	55,502	55,502	—	—	—
Unsecured subordinated debentures[1]	46,491	68,613	4,950	63,663	—	—
Senior financing[2]	15,910	16,565	6,314	8,353	779	1,120
Senior revolving financing[3]	12,101	12,743	315	12,429	—	—
Other bank financing[4]	2,646	3,135	1,050	478	121	1,485
Capital lease obligations	1,394	1,490	626	665	200	
Operating lease commitments	—	57,867	3,946	10,868	9,929	33,125
Royalty payments[5]	1,294	15,927	1,164	2,327	2,327	10,108
	135,338	231,842	73,867	98,783	13,356	45,838

(1) Includes interest at 9%.
(2) Includes interest at rates disclosed in [note 13(b)] of the annual financial statements in effect at December 31, 2014.
(3) Includes interest at rates disclosed in [note 13(c)] of the annual financial statements in effect at December 31, 2014.
(4) Includes interest at rates disclosed in [note 13(d)] in effect at December 31, 2014.
(5) From fiscal 2011 to 2015 inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.2 million (CDN$1.4 million) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $12.7 million (CDN$13.5 million) in any aforementioned fiscal year, up to a maximum of $26.5 million (CDN$28.2 million). The Company has assumed the minimum required payments.

CAPITAL LEASE OBLIGATIONS AND OPERATING LEASE COMMITMENTS

Capital lease obligations related primarily to office equipment and machinery, have initial terms of three to five years and have interest rates ranging from 3.07% to 4.93%. Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment.

SENIOR FINANCING

Senior financing consists of three arrangements with a combined $15.9 million in principal outstanding.

The Emer S.p.A ("**Emer**") senior financing agreement with outstanding principal of $9.4 million bears interest at the 6-month Euribor plus 2.5% (2.7% as at December 31, 2014) and is recorded at amortized cost using the effective interest rate method. Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior financing. The senior financing matures in 2017.

The outstanding principal for the Prins senior financing as of December 31, 2014 is $3.6 million. A total of $7.5 million Prins senior financing was assumed on the acquisition of Prins. Principal of $3.9 million was repaid on December 2, 2014. The senior financing agreement bears interest at the 3-month Euribor plus 3.5% (3.6% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins as a general guarantee for its senior financing. The senior financing matures in 2016.

The Prins senior mortgage loan was assumed on the acquisition of Prins. The senior mortgage loan bears interest at 3-month Euribor plus 1% (1.1% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins's building as a general guarantee for its senior mortgage loan. The senior mortgage loan matures in 2020.

The three senior financing agreements will be repaid in accordance with [NOTE 13(B)] of the annual financial statements.

SENIOR REVOLVING FINANCING

The Emer senior revolving facility of $12.1 million bears interest at the 6-month Euribor plus 2.5% (2.6% as at December 31, 2014) and will be repaid through two principal payments of $6 million (€5 million) on March 31, 2016 and October 2, 2017.

SUBORDINATED DEBENTURE NOTES

On September 23, 2011, the Company raised $33.7 million (CDN$36.0 million) through the issuance of debentures (the "**Initial Debentures**"). The Initial Debentures were unsecured and subordinated to senior indebtedness, matured on September 22, 2014, and bore interest at 9% per annum, were payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012.

On June 27, 2014, the Company raised $17.8 million (CDN$19.0 million) through the issuance of debentures on a private placement basis (the "**Additional Debentures**"). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the "**Amended Initial Debentures**"). The Amended Initial Debentures are ranked *pari passu* with the Additional Debentures and both shall be treated as the same series of debentures (the "**New Debentures**") with the same terms. The New Debentures totaling $51.5 million (CDN$55.0 million) are composed of the Additional Debentures $17.8 million (CDN$19.0 million) and the Amended Initial Debentures $33.7 million (CDN$36.0 million). The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10.0 million of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet. At issuance on June 27, 2014, the embedded derivative's fair value was determined to be $1.2 million (CDN$1.3 million), which was recorded as a reduction to the carrying value of the New Debentures. The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The Company accreted $0.1 million of the embedded derivative discount for the year ended December 31, 2014 (2013 $Nil). The embedded derivative is subsequently adjusted to fair value at each reporting date, with the associated fair value loss (gain) recorded in interest and other income (loss). The fair value adjustment recorded for the year ended December 31, 2014 was $1.1 million (2013 $Nil). The derivative liability is included in other long term liabilities on the consolidated balance sheets. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

ROYALTY PAYMENTS

Royalty payments include annual royalties payable to Industry Canada's Industrial Technologies Office ("**ITO**") as outlined in "Government Funding" below.

PURCHASE COMMITMENTS

In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4.1 million in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

GOVERNMENT FUNDING

We are continually exploring strategic opportunities to work with governments to provide them with alternative fuel solutions. As a result of our government partnerships, we recognized $0.9 million in government funding during the year ended December 31, 2014 compared with $0.6 million for the year ended December 31, 2013 and $0.8 million for the year ended December 31, 2012.

Under certain repayment terms, we are obligated to repay royalties as follows:

TABLE 22		
	INDUSTRIAL TECHNOLOGIES OFFICE (FORMERLY TECHNOLOGY PARTNERSHIPS CANADA)	**DEPARTMENT OF NATURAL RESOURCES CANADA**
Description	Fund 30% of the eligible costs of, among other research projects, the adaptation of Westport technology to diesel engines, up to CDN$18.9 million.	Funded CDN$1.0 million for demonstration of low emissions natural gas power generator in Grande Prairie, Alberta.
Royalties	Annual royalties equal to the greater of CDN$1.35 million or 0.33% of annual gross revenues from all sources, provided that gross revenues exceed CDN$13.5 million.	1% of revenues from future sales of natural gas engines for power generators.
Term	Fiscal 2010 to fiscal 2015, inclusive; royalty period may be extended until the earlier of March 31, 2018 or until cumulative royalties total CDN$28.2 million.	Earlier of 10 years from project completion date (August 30, 2004), or when cumulative royalties total CDN$1.0 million.

For the year ended December 31, 2014, royalties of $1.5 million relating to ITO were paid and an additional $1.5 million was accrued during the year. Cumulative royalties paid to date relating to ITO at December 31, 2014 total $8.4 million.

SHARES OUTSTANDING

For the years ended December 31, 2014, December 31, 2013 and the year ended December 31, 2012, the weighted average number of shares used in calculating the loss per share was 63,130,022, 57,633,190 and 54,072,513, respectively. During the year ended December 31, 2014, we granted 5,792,162 RSUs and PSUs (together the "**Share Units**") including 297,189 Phantom Share Units relating to our long-term incentive programs. The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

TABLE 23	DECEMBER 31, 2014		MARCH 9, 2015	
	SHARES	WAEP*	SHARES	WAEP*
Shares outstanding	63,480,722		63,917,009	
Share options[1]				
Outstanding	32,223	$ 17.64	32,223	$ 17.64
Exercisable	32,223	$ 17.64	32,223	$ 17.64
Share units[1]				
Outstanding[2]	5,337,873	n/a	5,337,873	n/a
Exercisable	142,166	n/a	142,166	n/a

* weighted average exercise price (CDN$)

(1) As at December 31, 2014, excludes 40,755 (March 9, 2015 – 40,755) of phantom share units, respectively, which when vested, are exercisable in exchange for a cash payment and do not result in the issuance of common shares.

(2) As at December 31, 2014, includes 1,031,145 (March 9, 2015 – 1,031,145) PSUs with payout levels ranging between 0% and 200% upon achieving the required performance criteria over the measurement period. None of these PSUs are currently known to be issuable based on the prior achievement of the required 200% conversion ratio as at the date hereof, however such awards have not yet become vested.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, equipment, furniture and leasehold improvements, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in [NOTE 2] of our calendar year 2014 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

VARIABLE INTEREST ENTITIES

A variable interest entity ("**VIE**") is any type of legal structure not controlled by voting equity but rather by contractual and/or other financial arrangements. Interests in VIEs are consolidated by the company that is the primary beneficiary. The Company's interest in CWI is a VIE but it is determined that there is no primary beneficiary.

WARRANTY LIABILITY

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts. As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts.

REVENUE RECOGNITION

Product revenue

The Company's primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product revenue is recognized when contractual terms are agreed upon, the price is determinable, the products are shipped and title passes to the customer and collectability is assured.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs. Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones. Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense as incurred.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services. These contracts provide for the payment for services based on the performance of work under product development programs. Revenues are recognized under these contracts based on the percentage of completion method of accounting. The components to measure of percentage of completion are complex and subject to many variables. Components may include estimated costs to complete a contract, estimated hours to completion or management's assessment of work to be performed. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined. There is a risk that the estimated percentage of completion of a contract

may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

Arrangements with customers may include multiple deliverables, including any combination of products, services, and licenses. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value ("**VSOE**"), (b) third-party evidence of selling price ("**TPE**"), and (c) best estimate of selling price ("**BESP**"), which are determined as follows:

VSOE — In limited circumstances are products sold separately in stand-alone arrangements. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 85% of such historical stand-alone transactions falling within plus or minus 10% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.

TPE-VSOE exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

BESP — The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines BESP by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company's normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company's operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on the Company's operating results.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

INVENTORIES

The Company's inventories consist of the Company's fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company's future demand forecast consistent with its valuation of excess and obsolete inventory.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2014. Accordingly non-cash impairment charges aggregating to $5.8 million were recorded during the year ended December 31, 2014 which reduced the carrying values of technology by $0.1 million, customer contracts by $4.7 million and other intangibles by $1.0 million for the On-Road Systems segment.

During the year ended December 31, 2013, there was a significant decline in revenue from the lower than expected adoption rate of natural gas vehicles in our customer contracts. An impairment analysis of the intangibles balance indicated that the carrying value exceeded the fair value of customer contracts. Accordingly, an intangible impairment charge of $1.7 million related to customer contracts in Sweden was recognized in the On-Road Systems segment. The fair value of customer contracts was determined using the present value of expected cash flows discounted at a rate equivalent to a market participant's weighted-average cost of capital.

STOCK-BASED COMPENSATION

We account for stock-based compensation related to stock options, Performance Share Units ("**PSUs**") and Restricted Share Units ("**RSUs**") granted to employees and directors using the fair value method. The resulting compensation expense for stock options is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the period in which the related employee services are rendered. We account for performance shares by calculating the fair value using a Monte-Carlo simulation and RSUs by calculating the fair value based on the market price of the Company's common shares on the date of grant. The compensation expense is recorded in the period it is earned, which generally is the period over which the units vest.

GOODWILL

We do not amortize goodwill but instead test it annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. We use a two-step test to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

Based on the revenue and operating results of Applied Technologies and On-Road Systems segments in the nine months ended September 30, 2014 and the decline in the outlook for the remainder of 2014 and future years, the Company concluded there was an impairment indicator requiring an interim goodwill impairment assessment as of September 30, 2014. The estimated fair value of the Applied Technology and On-Road Systems reporting units exceeded their carrying amounts and therefore there was no impairment of the goodwill. The percentage by which the fair values of the reporting units exceeded their carrying values was less than 10% for both reporting units. In the fourth quarter of 2014, the sustained downturn in the price of oil and significant loss of revenue from the lower than expected adoption rate of natural gas vehicles impacted our long-range planning and on November 30, 2014, our annual impairment test date, the estimated fair value of the On-Road systems reporting unit failed step 1 and we impaired goodwill and intangible assets by $18.5 million and $5.8 million, respectively. The fair value of our Applied Technologies reporting unit exceeded the carrying

amount and therefore no impairment of goodwill. The percentage by which the fair value exceeded the carrying value was less than 10%.

The remaining goodwill of $23.4 million relates to the Applied Technologies segment. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. These assumptions could be adversely impacted by certain of the risks discussed in "Business Risks and Uncertainties." Variations to the expected future cash flows, and timing thereof, could result in significant changes to the impairment test results, which could in turn impact future financial results, including the potential for impairment loss in the future.

For the year ended December 31, 2013 an assessment of the carrying value of goodwill was conducted as of November 30, 2013. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $35.0 million. A goodwill impairment loss of $30.1 million and $4.9 million was recorded in the Applied Technologies segment and the On-Road Systems segment, respectively, for the year ended December 31, 2013. In the Applied Technologies segment, the goodwill impairment charge was driven by the adverse economic climate in Europe and other geographic markets and lower than anticipated revenues. In the On-Road Systems segment, the goodwill impairment charge was driven by a significant loss of revenue from lower than expected adoption rate of natural gas vehicles.

For 2013 and 2014, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant's weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

ADOPTION OF NEW ACCOUNTING STANDARDS:

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("**ASU 2013-11**"). ASU 2013-11 purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This new guidance is to be applied prospectively effective on January 1, 2014. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS:

Revenue

In May 2014, Financial Accounting Standards Board ("**FASB**") issued ASU 2014-09, *Revenue From Contracts With Customers* ("**Topic 606**"). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic

605-35, Revenue Recognition - Construction-Type and Production-Type Contracts. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern

In August 2014, the FASB issued ASU 2014-15 *Presentation of Financial Statements – Going Concern,* outlining management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern, along with the required disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer ("**CEO**") and the Chief Financial Officer ("**CFO**"), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("**Exchange Act**"). The CEO and CFO have concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the Securities and Exchange Commission (the "**SEC**"), as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("**COSO**"). As allowed by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings and SEC guidance, management excluded from its assessment the 2014 acquisition of Prins, which accounted for less than 1% of total assets and less than 1% of total revenues as of and for the year ended December 31, 2014. Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2014.

Deloitte LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. Deloitte has also expressed an unmodified opinion on the effective operation of our internal control over financial reporting as of December 31, 2014.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SUMMARY OF QUARTERLY RESULTS

DISCUSSION OF THE QUARTER ENDED DEC. 31, 2014

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

TABLE 24 provides summary unaudited consolidated financial data for our last eight quarters.

THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013

Our consolidated revenue for the three months ended December 31, 2014 was $27.4 million, a decrease of $19.1 million, or 36.3%, from $52.6 million for the three months ended December 31, 2013. The decrease in revenue was primarily due to the discontinuation of the first generation Westport™ HPDI system in the prior quarter, timing of service revenue, competition from gasoline-fueled vehicles due to the decrease in petroleum-based fuel pricing, unfavourable impact of foreign currency translation from Euro to US dollar equivalent, and weakness in key markets such as Europe and the Americas.

Our consolidated net loss for the three months ended December 31, 2014 was $64.8 million, or a loss of $1.03 per diluted share, compared to a net loss of $89.5 million, or a loss of $1.42 per diluted share, for the three months ended December 31, 2013.

Included in our net loss for the three months ended December 31, 2014 are charges of $18.5 million in goodwill impairment, $5.5 million of intangible asset impairment, $2.1 million in inventory obsolescence, $4.1 million in provision for inventory purchase commitments, $5.2 million on loss on disposal of assets, offset by $11.4 million in income from investments accounted for by the equity method.

TABLE 24

(expressed in millions of USD except for per share amounts) THREE MONTHS ENDED:	2013				2014			
	MAR. 31	JUN. 30	SEP. 30	DEC. 31	MAR. 31	JUN. 30	SEP. 30	DEC. 31
Product revenue[(1)]	$ 27.3	$ 32.5	$ 33.0	$ 41.4	$ 34.8	$ 31.8	$ 24.0	$ 27.4
Service and other revenue	2.7	2.4	13.5	11.2	5.1	6.1	1.4	—
Total revenue	30.0	34.9	46.5	52.6	39.9	37.9	25.4	27.4
Cost of products and parts revenue	22.0	26.6	30.5	69.6	27.6	24.3	17.3	28.7
Gross margin	8.0	8.3	16.0	(17.0)	12.3	13.6	8.1	(1.3)
Gross margin percentage	26.7%	23.8%	34.4%	(32.3)%	30.8%	35.9%	31.9%	(4.7)%
Net loss for the period	$ (31.8)	$ (33.9)	$ (30.2)	$ (89.5)	$ (23.9)	$ (35.4)	$ (25.5)	$ (64.8)
Loss per share								
Basic and diluted	$ (0.57)	$ (0.61)	$ (0.53)	$ (1.42)	$ (0.38)	$ (0.56)	$ (0.40)	$ (1.03)
Income from unconsolidated joint ventures								
CWI net income attributable to the Company	0.8	3.3	2.5	2.8	(0.8)	0.4	0.9	7.6
WWI net income attributable to the Company	1.0	1.3	1.3	0.7	0.5	0.7	1.2	3.6

(1) In 2014, the Company combined the parts revenue with product revenue into a single line item in the consolidated statement of operations and comprehensive loss for all periods presented.

RELATED PARTY TRANSACTIONS

As part of our joint venture agreement, we engage in transactions with CWI.

As at December 31, 2014, net amounts due from CWI total $2,538 (2012 » $3,621). Amounts receivable relate to costs incurred by the Company on behalf of CWI. The amounts are generally reimbursed by CWI to the Company in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

TABLE 25	YEARS ENDED DECEMBER 31		
(expressed in millions of USD)	2014	2013	2012
Research and development	$ 3	$ 178	$ 160
General and administrative	1,548	1,351	2,621
Sales and marketing	4,935	4,725	3,683
	$ 6,486	$ 6,254	$ 6,464

During the year ended December 31, 2014, interest of $nil (year ended December 31, 2013 » $nil; year ended December 31, 2012 » $114) was paid to CWI.

All material transactions between the Company and CWI have been eliminated on application of equity accounting.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on SEDAR.COM and SEC.GOV. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2014 under the heading "Risk Factors" and is available on SEDAR at SEDAR.COM.

MANAGEMENT'S REPORT TO SHAREHOLDERS

The consolidated financial statements presented here have been prepared by management in accordance with generally accepted accounting principles in the United States. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility.

The company has implemented a system of internal accounting and administrative controls in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded, and financial records are properly maintained to provide accurate and reliable financial statements.

The Board of Directors, through its Audit Committee, oversees management's responsibility for financial reporting and internal control. The Audit Committee is comprised of four directors who are not involved in the daily operations of the Company.

The duties of the Audit Committee include the review of the system of internal controls and of any relevant accounting, auditing and financial matters. The Audit Committee meets on a regular basis with management and the Company's independent auditors to ensure itself that its duties have been properly discharged. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.



David R. Demers,
Chief Executive Officer
March 9, 2015

Ashoka Achuthan
Chief Financial Officer
March 9, 2015

REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc. and subsidiaries (the "**Company**"), which comprise the consolidated balance sheet as of December 31, 2014, and consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity and cash flows for the year ended December 31, 2014 and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the

risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Westport Innovations Inc. and subsidiaries as at December 31, 2014, and its financial performance and its cash flows for the year ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

OTHER MATTER

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

(Signed) DELOITTE LLP

Chartered Accountants
Vancouver, Canada
March 9, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westport Innovations Inc.

We have audited the internal control over financial reporting of Westport Innovations Inc. and subsidiaries (the "**Company**") as of December 31, 2014, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Prins Autogassystemen Holding B.V., which was acquired on December 2, 2014 and whose financial statements constitute less than 1 % of both total assets and revenues, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Prins Autogassystemen Holding B.V. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 9, 2015 expressed an unmodified opinion on those financial statements.

(Signed) DELOITTE LLP

Chartered Accountants
Vancouver, Canada
March 9, 2015

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheet as at December 31, 2013, and the consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2013 and December 31, 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether

due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Westport Innovations Inc. as at December 31, 2013 and its consolidated results of operations and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012, in accordance with US generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 25, 2014

CONSOLIDATED BALANCE SHEETS

expressed in thousands of United States dollars, except share amounts » See accompanying notes to consolidated financial statements.

YEARS ENDED DECEMBER 31:	2014	2013

ASSETS
Current assets

Cash and cash equivalents	$	93,282	$	178,513
Short-term investments		723		32,091
Accounts receivable [NOTE 5]		46,849		59,315
Inventories [NOTE 6]		41,824		40,626
Prepaid expenses		4,641		6,072
Current portion of deferred income tax assets [NOTE 19(B)]		3,556		3,109
		190,875		319,726
Long-term investments [NOTE 7]		33,324		22,128
Other assets		3,819		2,245
Property, plant and equipment [NOTE 9]		58,134		67,349
Intangible assets [NOTE 10]		27,920		38,344
Deferred income tax assets [NOTE 19(B)]		271		379
Goodwill [NOTE 11]		23,352		41,500
	$	337,695	$	491,671

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities

Accounts payable and accrued liabilities [NOTE 12]	$	55,502	$	54,792
Current portion of deferred revenue		1,782		6,727
Current portion of deferred income tax liabilities [NOTE 19(B)]		398		468
Current portion of long-term debt [NOTE 13]		18,955		53,025
Current portion of warranty liability [NOTE 14]		9,696		9,955
		86,333		124,967
Warranty liability [NOTE 14]		13,413		18,890
Long-term debt [NOTE 13]		59,587		12,988
Deferred revenue		3,795		4,580
Deferred income tax liabilities [NOTE 19(B)]		4,954		4,903
Other long-term liabilities [NOTE 15]		1,605		2,441
		169,687		168,769

Shareholders' Equity

Share capital [NOTE 17]:

    Authorized:

        Unlimited common shares, no par value

        Unlimited preferred shares in series, no par value

    Issued:

63,480,722 (2013 » 62,733,762) common shares	930,857		916,497
Other equity instruments	7,767		13,834
Additional paid in capital	9,837		8,205
Accumulated deficit	(764,960)		(615,342)
Accumulated other comprehensive income	(15,493)		(292)
	168,008		322,902
Commitments and contingencies [NOTE 22]			
	$ 337,695	$	491,671

Approved on behalf of the Board:



M.A. Jill Bodkin, Director

Douglas R. King, Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

expressed in thousands of United States dollars, except share and per share amounts » See accompanying notes to consolidated financial statements.

YEARS ENDED DECEMBER 31:	2014	2013	2012
Product revenue	$ 118,015	$ 148,001	$ 132,382
Service and other revenue [NOTE 21]	12,554	16,031	23,244
	130,569	164,032	155,626
Cost of revenue and expenses			
Cost of product revenue	97,923	148,690	102,486
Research and development [NOTE 17(D)] [NOTE 18]	76,580	91,132	73,198
General and administrative [NOTE 17(D)]	40,319	46,475	44,811
Sales and marketing [NOTE 17(D)]	25,489	28,707	30,112
Foreign exchange (gain) loss	(3,434)	(15,168)	1,185
Depreciation and amortization [NOTE 9] [NOTE 10]	18,666	16,288	11,395
Bank charges, interest and other	703	595	737
Impairment of long lived assets	5,238	4,838	—
Provision for inventory purchase commitments [NOTE 12] [NOTE 22(B)]	4,106	—	—
Intangible impairment [NOTE 10]	5,823	1,721	—
Goodwill impairment [NOTE 11]	18,543	34,964	—
	289,956	358,242	263,924
Loss from operations	(159,387)	(194,210)	(108,298)
Income from investment accounted for by the equity method	14,222	13,444	16,190
Interest on long-term debt and amortization of discount	(5,849)	(4,789)	(5,354)
Interest and other income	817	1,018	426
Loss before income taxes	(150,197)	(184,537)	(97,036)
Income tax expense (recovery) [NOTE 19]			
Current	606	1,414	2,147
Deferred	(1,185)	(541)	(409)
	(579)	873	1,738
Net loss for the period	$ (149,618)	$ (185,410)	$ (98,774)
Other comprehensive income (loss)			
Cumulative translation adjustment	(15,201)	(17,308)	3,745
Comprehensive loss	$ (164,819)	$ (202,718)	$ (95,029)
Loss per share			
Basic and diluted	$ (2.37)	$ (3.22)	$ (1.83)
Weighted average common shares outstanding			
Basic and diluted	63,130,022	57,633,190	54,072,513

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

expressed in thousands of United States dollars, except share amounts » See accompanying notes to consolidated financial statements.

	COMMON SHARES OUTSTANDING	SHARE CAPITAL	OTHER EQUITY INSTRUMENTS	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS' EQUITY
Balance, January 1, 2012	48,455,601	$ 459,866	$ 6,112	$ 4,499	$ (331,158)	$ 13,271	$ 152,590
Issue of common shares on exercise of stock options	93,044	1,492	—	(523)	—	—	969
Issue of common shares on exercise of share units	420,446	6,597	(6,597)	—	—	—	—
Issue of common shares on public offering	6,325,000	273,556	—	—	—	—	273,556
Share issue costs	—	(8,126)	—	—	—	—	(8,126)
Stock-based compensation	—	—	9,713	2,408	—	—	12,121
Net loss for the year	—	—	—	—	(98,774)	—	(98,774)
Other comprehensive income	—	—	—	—	—	3,745	3,745
Balance, December 31, 2012	55,294,091	$ 733,385	$ 9,228	$ 6,384	$ (429,932)	$ 17,016	$ 336,081
Issue of common shares on exercise of stock options	111,986	1,147	—	(406)	—	—	741
Issue of common shares on exercise of share units	609,200	10,599	(10,599)	—	—	—	—
Issue of common shares in connection with acquisition	718,485	24,091	—	—	—	—	24,091
Acquisition to be settled by issuance of common shares	—	—	3,285	—	—	—	3,285
Issue of common shares on public offering	6,000,000	152,340	—	—	—	—	152,340
Share issue costs	—	(5,065)	—	—	—	—	(5,065)
Stock-based compensation	—	—	11,920	2,227	—	—	14,147
Net loss for the year	—	—	—	—	(185,410)	—	(185,410)
Other comprehensive loss	—	—	—	—	—	(17,308)	(17,308)
Balance, December 31, 2013	62,733,762	$ 916,497	$ 13,834	$ 8,205	$ (615,342)	$ (292)	$ 322,902
Issue of common shares on exercise of stock options	43,071	374	—	(132)	—	—	242
Issue of common shares on exercise of share units	608,975	10,701	(10,701)	—	—	—	—
Issue of common shares in connection with acquisition	94,914	3,285	(3,285)	—	—	—	—
Stock-based compensation	—	—	7,919	1,764	—	—	9,683
Net loss for the year	—	—	—	—	(149,618)	—	(149,618)
Other comprehensive loss	—	—	—	—	—	(15,201)	(15,201)
Balance, December 31, 2014	63,480,722	$ 930,857	$ 7,767	$ 9,837	$ (764,960)	$ (15,493)	$ 168,008

CONSOLIDATED STATEMENTS OF CASH FLOWS

expressed in thousands of United States dollars » See accompanying notes to consolidated financial statements.

YEARS ENDED DECEMBER 31:	2014	2013	2012
Cash flows from operating activities			
Loss for the period	$ (149,618)	$ (185,410)	$ (98,774)
Items not involving cash:			
Depreciation and amortization	18,666	16,288	11,395
Stock-based compensation expense	9,683	14,283	12,468
Unrealized foreign exchange gain	(3,434)	(15,168)	1,185
Deferred income tax (recovery) expense	(1,185)	(541)	(409)
Income from investments accounted for by the equity method	(14,222)	(13,444)	(16,190)
Amortization of long-term debt	2,139	1,643	2,094
Impairment of long lived assets	5,238	4,838	—
Inventory write-downs to net realizable value	2,102	4,925	—
Provision for inventory purchase commitments	4,106	—	—
Intangible impairment	5,823	1,721	—
Goodwill impairment	18,543	34,964	—
Change in fair value of derivative liability and bad debt expense	1,338	(37)	340
Changes in non-cash operating working capital			
Accounts receivable	11,629	(12,289)	6,733
Inventories	(1,367)	5,179	(7,920)
Prepaid expenses	(556)	513	179
Accounts payable and accrued liabilities	(4,749)	(2,064)	(742)
Deferred revenue	(5,096)	5,208	3,115
Warranty liability	(5,797)	22,602	1,979
	(106,757)	(116,789)	(84,547)
Cash flows from investing activities			
Purchase of property, plant and equipment	(10,249)	(26,450)	(30,363)
Purchase of intangible assets	—	—	(989)
Maturity (purchase) of short-term investments, net	31,369	(5,771)	(22,520)
Repayment on loan receivable	—	—	2,494
Increase loan payable	—	—	2,450
Repayment of loan payable	—	—	(21,840)
Acquisitions, net of acquired cash [NOTE 4]	(3,053)	1,178	(1,125)
Dividends received from joint venture	3,200	8,287	22,600
	21,267	(22,756)	(49,293)
Cash flows from financing activities			
Increase in operating lines of credit	—	—	4,245
Repayment of long-term facilities	(9,540)	(13,678)	(9,843)
Issuance of long-term debenture notes	17,797	—	—
Finance costs incurred	(2,033)	—	—
Proceeds from stock options exercised	242	741	969
Shares issued for cash	—	152,340	273,556
Share issuance costs	—	(5,065)	(8,126)
	6,466	134,338	260,801
Effect of foreign exchange on cash and cash equivalents	(6,207)	(5,238)	(1,288)
(Decrease) increase in cash and cash equivalents	(85,231)	(10,445)	125,673
Cash and cash equivalents, beginning of period	178,513	188,958	63,285
Cash and cash equivalents, end of period	$ 93,282	$ 178,513	$ 188,958

YEARS ENDED DECEMBER 31:	2014	2013	2012
Supplementary information			
Interest paid	$ 4,702	$ 3,911	$ 3,532
Taxes paid, net of refunds	871	1,321	1,982
Non-cash transactions:			
Shares issued on exercise of performance share units	10,701	10,599	6,597
Common shares issued in connection with acquisitions [NOTE 4(B)]	3,285	24,091	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

1 COMPANY ORGANIZATION AND OPERATIONS

Westport Innovations Inc. (the "**Company**") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is a provider of high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. Its technology and products enable light (<5.9 litre), medium (5.9 to 10 litre), heavy-duty (11 to 16 litre) and high horsepower (>16 litre) petroleum-based fuel engines to use primarily natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability and reliability of diesel engines. The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter and greenhouse gas, in addition to using an abundant, relatively inexpensive alternative fuel. The Company's systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, renewable natural gas or hydrogen. The Company's research and development effort and investment have resulted in a substantial patent portfolio that serves as the foundation for its differentiated technology offerings and competitive advantage.

2 SIGNIFICANT ACCOUNTING POLICIES

A Basis of presentation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities ("**VIEs**") for which the Company is considered the primary beneficiary. All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**").

The Company has sustained net losses over the past several years and as at December 31, 2014 have an accumulated a deficit of $765.0 million. As at December 31, 2014 the Company has cash and cash equivalents of $93.3 million. The Company's ability to continue as a going concern is dependent on its available cash, its ability to find new sources of financing or raise cash through the sale of assets while in pursuit of operating profitability. Over the past year, the Company has taken immediate actions to right-size the business structure and reduce expenses through activities including staff reductions and deferral of non-core development programs. Management believes these factors will contribute toward achieving profitability, though further expense reductions may be required. However, there can be no assurance that the Company will be successful in achieving its objectives. Management believes that the cash balances available as of December 31, 2014, combined with cost cutting measures in place and its ability to find new sources of financing or raise cash

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

through the sale of assets subsequent to the balance sheet date, provides sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

B Foreign currency translation

The Company's reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies of the Company's operations and subsidiaries include the following: United States, Canadian and Australian dollar, Euro, Chinese Renminbi ("**RMB**"), and Swedish Krona. The Company translates assets and liabilities of non-US dollar functional currency operations using the period end exchange rates, shareholders' equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company's operations or its subsidiaries are translated at the rate in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	PERIOD END EXCHANGE RATE AS AT		AVERAGE FOR THE YEAR ENDED	
	DEC. 31, 2014	DEC. 31, 2013	DEC. 31, 2014	DEC. 31, 2013
Canadian dollar	0.86	0.94	0.91	0.97
Australian dollar	0.82	0.89	0.90	0.97
Euro	1.21	1.38	1.33	1.33
RMB	0.16	0.17	0.16	0.16
Swedish Krona	0.13	0.16	0.15	0.15

C Cash and cash equivalents

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

D Short-term investments

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized. A decline in value that is considered other than temporary is recognized in net loss for the period.

E Accounts receivable, net

Accounts receivable are measured at amortized cost. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

F Inventories

The Company's inventories consist of the Company's fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on the lower of weighted average cost and net realizable value. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS » SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

quantities in excess of the Company's future demand forecast consistent with its valuation of excess and obsolete inventory.

G Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided as follows:

ASSETS	BASIS	RATE
Buildings	Straight-line	15 years
Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8–10 years
Leasehold improvements	Straight-line	Lease term

H Long-term investments

The Company accounts for investments in which it has significant influence, including VIEs for which the Company is not the primary beneficiary, using the equity basis of accounting. Under the equity method, the Company recognizes its share of income from equity accounted investees in the statement of operations with a corresponding increase in long-term investments. Any dividends paid or payable are credited against long-term investments.

I Financial liabilities

Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are deferred in other assets on initial recognition and are amortized using the effective interest rate method.

J Research and development costs

Research and development costs are expensed as incurred and are recorded net of government funding received or receivable.

K Government assistance

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable. Government assistance relating to the purchase of property, plant and equipment is reflected as a reduction of the cost of such assets. Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

L Intangible assets

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements. Intangible assets are amortized over their estimated useful lives, which range from 5 to 20 years.

M Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

N Goodwill impairment

Goodwill is recorded at the time of purchase for the excess of the amount of the purchase price over the fair values of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired. This impairment test is performed annually at November 30. Future adverse changes in market conditions or poor operating results of underlying assets could result in an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

Fair value is determined using widely accepted valuation techniques, which may include discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.

o Warranty liability

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers. Warranty liability represents the Company's best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company's best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and cost to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the Company's products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

p Extended warranty

The Company sells extended warranty contracts that provide coverage in addition to the basic warranty coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated costs expected to be incurred related to servicing these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue. Extended warranty costs are expensed as period costs as incurred.

q Revenue recognition

Product revenue

The Company's primary source of revenue is from the sale of kits, Westport LNG systems and parts, and Westport CNG and LPG fuel systems for OEMs in the light-duty automotive and industrial markets. Product revenue is recognized when contractual terms are agreed upon, the price is fixed or determinable, the products are shipped and title passes to the customer and collectability is reasonably assured.

Revenue from research and development

The Company also earns service revenue from research and development arrangements under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in products and providing ongoing development services to assist with the development and commercialization of products. These contracts provide for the payment for services based on our achieving defined milestones or on the performance of work under product development programs. Revenues are recognized using the milestone method based on assessment of progress achieved against the defined milestones. Revenue may also be recognized using the proportionate performance method of accounting based on the performance of work under the research and development arrangement. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the percentage of work completed could change. Should this occur, the revenues recognized in the period might require adjustment in a subsequent period. All costs incurred related to revenue earned from research and development arrangements are recorded as research and development expense as incurred.

Revenue from contracts

The Company earns revenue under certain contracts to provide engineering development services. These contracts provide for the payment for services based on the performance of work under product development programs. Revenues are recognized under these contracts based on the percentage of completion method of accounting. The components to measure percentage of completion are complex and subject to many variables. Components may include estimated costs to complete a contract, estimated hours to completion or management's assessment of work to be performed. When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined. There is a risk that the estimated percentage of completion of a contract may change, which may result in an adjustment to previously recognized revenues. All costs incurred related to revenue earned from contracts are recorded in cost of products sold.

Arrangements with customers may include multiple deliverables, including any combination of products, services,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS » SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

and licenses. In these arrangements, the Company allocates revenue to all deliverables based on their relative selling prices. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (a) vendor-specific objective evidence of fair value ("**VSOE**"), (b) third-party evidence of selling price ("**TPE**"), and (c) best estimate of selling price ("**BESP**"), which are determined as follows:

VSOE – In limited circumstances are products sold separately in stand-alone arrangements. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service falls within a reasonably narrow pricing range, generally evidenced by the pricing rates of approximately 85% of such historical stand-alone transactions falling within plus or minus 10% of the median rate. In addition, the Company considers the geographies in which the products or services are sold, major product and service groups, customer classification, and other environmental or marketing variables in determining VSOE.

TPE–VSOE exists only when the Company sells the deliverable separately. When VSOE does not exist, the Company attempts to determine TPE based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy for many of its products differs from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality sold by other companies cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

BESP – The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. When both VSOE and TPE do not exist, the Company determines BESP by first collecting all reasonably available data points including sales, cost and margin analysis of the product, and other inputs based on the Company's normal pricing practices. Second, the Company makes any reasonably required adjustments to the data based on market and Company-specific factors. Third, the Company stratifies the data points, when appropriate, based on customer, magnitude of the transaction and sales volume.

Once elements of an arrangement are separated into more than one unit of accounting, revenue is recognized for each separate unit of accounting based on the nature of the revenue as described above.

Changes in cost estimates and the fair values of certain deliverables could negatively impact the Company's operating results. In addition, unforeseen conditions could arise over the contract term that may have a significant impact on the Company's operating results.

License revenue

Revenue from technology license fees is recognized over the duration of the licensing agreement. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

R Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on the deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date .

The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.

The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

3 ACCOUNTING CHANGES

A Adoption of new accounting standards

Income taxes

In July 2013, the FASB issued ASU No. 2013-11, *Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("**ASU 2013-11**"). ASU 2013-11's purpose is to eliminate the diversity in the presentation of unrecognized tax benefits. Entities are required to present any unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. In circumstances where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or where the entity does not intend to use the deferred tax asset for this purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This new guidance was applied prospectively effective on January 1, 2014. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

B New accounting pronouncements

Revenue

In May 2014, Financial Accounting Standards Board ("**FASB**") issued ASU 2014-09, *Revenue From Contracts With Customers* ("**Topic 606**"). Topic 606 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, *Revenue Recognition – Construction-Type and Production-Type Contracts*. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact of the adoption of this new standard.

Going Concern

In August 2014, the FASB issued ASU 2014-15 *Presentation of Financial Statements – Going Concern* outlining management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern, along with the required disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016 with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

4 BUSINESS COMBINATIONS

A Acquisition of Prins Autogassystemen Holding B.V.

On December 2, 2014 ("**the acquisition date**"), the Company acquired 100% of the outstanding shares of Prins Autogassystemen Holding B.V. ("**Prins**") for a base purchase price of EUR 12,200 ($15,017). The Company paid cash of EUR 2,500 ($3,112) and assumed debt of EUR 9,700 ($11,905). The results of Prins's consolidated operations have been included since December 2, 2014. Prins is a world leader in the development of alternative fuel systems and provides cost-effective and innovative solutions for a wide range of engine types.

The Company recognized $342 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2014.

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but the Company is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

Consideration allocated to		
Other tangible assets, including cash of $61	$	13,138
Property, plant and equipment		3,824
Intangible assets subject to amortization over 5 years		3,024
Goodwill		3,221
Total assets acquired	$	23,207
Less		
Current liabilities		7,211
Deferred income tax liabilities		979
Debt assumed [NOTE 13(B)] [NOTE 13(C)]		11,905
	$	20,095
Total net assets acquired	$	3,112
Consideration		
Paid to sellers	$	3,112

Intangible Assets

The fair value of intangible assets is $3,024 and is assigned to customer relationships. The intangible assets will be amortized over their estimated useful life of 5 years.

Inventory

The fair value of $4,975 assigned to inventory was based on estimated selling prices and selling costs associated with the inventory.

Goodwill

Of the total consideration paid, $3,221 has been allocated to goodwill. The entire goodwill recognized is assigned to the Applied Technologies and is not deductible for tax purposes.

Land and Building

The fair value of $3,824 assigned to land and building was based on valuations of similar buildings in the area and will be amortized over its estimated useful life of 15 years.

The consolidated financial statements reflect consolidated revenue and net loss for Prins of $1,196 and $(301), respectively, from December 2, 2014 to December 31, 2014.

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of Prins had occurred on January 1, 2013. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2013, nor are they indicative of any future results.

	YEARS ENDED DECEMBER 31	
	2014	2013
Revenue		
Revenue for the period	$ 130,569	$ 164,032
Add: BAF - see [NOTE 4(B)]	—	7,249
Add: Prins	30,993	30,885
Pro forma revenue for the period	$ 161,562	$ 202,166
Net Loss		
Net loss for the period	$ (149,618)	$ (185,410)
Add: BAF - see [NOTE 4(B)]	—	(4,038)
Add: Prins	91	9,164
Pro forma net loss for the period	$ (149,527)	$ (180,284)

These amounts have been calculated after applying the Company's accounting policies and adjusting the results of Prins to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2013, together with the consequential tax effects.

B Acquisition of BAF Technologies, Inc. ("**BAF**")

On June 28, 2013 ("**the acquisition date**"), the Company acquired 100% of the outstanding common shares of BAF and its subsidiary, ServoTech Engineering, Inc. ("**ServoTech**") from Clean Energy Fuels Corp. ("**Clean Energy**"). The results of BAF's consolidated operations have been included since July 1, 2013 in these consolidated financial statements in the On-Road Systems segment. BAF is a natural gas vehicle business that supports customers with vehicle conversions under Ford's Qualified Vehicle Modifier ("**QVM**") program. ServoTech is an engineering company that provides a total engineering solution from initial concept phase to prototype hardware and validation.

Pursuant to the Stock Purchase Agreement, the acquisition was settled with 816,460 of the Company's common shares. The number of shares transferred was determined using the 10-day volume weighted average price ("**VWAP**") per share prior to and including the acquisition date ($30.62 per share). Of the 816,460 common shares, 718,485 shares, with a fair value of $24,091, were issued on the acquisition date and 97,975 shares ("**Holdback shares**"), with a fair value of $3,285, were issued. The fair value of the shares transferred or to be transferred was determined by the closing share price on the acquisition date ($33.53 per share).

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

B Acquisition of BAF Technologies, Inc. ("BAF") (continued)

As part of the business acquisition, the Company entered into a marketing agreement ("**Marketing Agreement**") with Clean Energy, effective on the acquisition date for a period of two years. The Company was required to make a cash payment of $5,000 to Clean Energy in March 2014. Under the terms of the Marketing Agreement, Clean Energy will provide products and services to the Company.

The products and services received pursuant to the Marketing Agreement have been accounted for as a separate transaction from the business combination and the Company has determined the fair value of these products and services to be $2,678. The fair value has been allocated to the products and services and will be recognized when the goods are received and services performed. The fair value of the products and services of the Marketing Agreement was determined using Level 1 and Level 2 inputs.

The excess of the consideration payable of $5,000 and the fair value of the goods and services to be received separate from the business combination of $2,322 has been included as purchase consideration for the acquisition of BAF.

The following table summarizes management's final fair market valuation of the assets acquired and liabilities assumed at the acquisition date based on the results of a valuation report issued by a third-party valuation firm.

Consideration allocated to		
Other tangible assets, including cash of $1,178	$	9,116
Property, plant and equipment		905
Intangible assets subject to amortization over 3-10 years		7,729
Goodwill		18,542
Total assets acquired		36,292
Less: Total liabilities		(6,594)
Total net assets acquired	$	29,698
Consideration		
Payable to Clean Energy	$	2,322
Common shares issued		24,091
Common shares to be issued		3,285
	$	29,698

The Company recognized $493 of acquisition related costs in General and Administrative expense under the Corporate and Technology Investments segment during the year ended December 31, 2013.

Intangible Assets

The fair values for specifically identifiable intangible assets by major asset class are as set forth below.

	ASSIGNED FAIR VALUE		WEIGHTED AVERAGE AMORTIZATION PERIOD
Customer relationships	$	6,350	8 years
Core technology		160	10 years
Other intangibles		1,219	3 years
Total	$	7,729	7 years

Inventory

The fair value of $5,792 assigned to inventory was based on assumptions about the selling prices and selling costs associated with the inventory.

Deferred Income taxes

The Company recognized a deferred income tax liability of $296 relating to the difference in book and tax bases of acquired assets.

Goodwill

Of the total consideration paid, $18,542 has been allocated to goodwill. The entire goodwill amount recognized is assigned to the On-Road Systems segment. The goodwill recognized is attributable primarily realizing expected synergies that are specific to the Company's business. The goodwill is not deductible for tax purposes.

The consolidated financial statements reflect consolidated revenue and net loss for BAF of $17,097 and $3,512, respectively, from June 28, 2013 to December 31, 2013.

Pro forma results

The following unaudited supplemental pro forma information presents the consolidated financial results as if the acquisition of BAF had occurred on January 1, 2012. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been made on January 1, 2012, nor are they indicative of any future results.

	DEC. 31, 2013	DEC. 31, 2012
Revenue	$ 171,281	$ 181,972
Net loss	$ (189,448)	$ (100,946)

These amounts have been calculated after applying the Company's accounting policies and adjusting the results of BAF to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had been applied on January 1, 2012, together with the consequential tax effects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

5 ACCOUNTS RECEIVABLE

	DEC. 31, 2014	DEC. 31, 2013
Customer trade receivable	$ 43,256	$ 54,017
Government funding receivable	38	483
Due from joint venture [NOTE 20]	2,538	3,621
Other receivables	3,269	2,689
Income taxes receivable	499	77
Allowance for doubtful accounts	(2,751)	(1,572)
	$ 46,849	$ 59,315

6 INVENTORIES

	DEC. 31, 2014	DEC. 31, 2013
Purchased parts	$ 28,227	$ 23,228
Work-in-process	4,879	10,770
Finished goods	8,718	6,628
	$ 41,824	$ 40,626

During the year ended December 31, 2014, the Company recorded write-downs to net realizable value of approximately $2,102 (year ended December 31, 2013 » $4,925; year ended December 31, 2012 » $233).

7 LONG-TERM INVESTMENTS

	DEC. 31, 2014	DEC. 31, 2013
Weichai Westport Inc. (A)	$ 18,791	$ 14,534
Cummins Westport Inc. (B)	13,196	7,191
Other equity accounted for investees	1,337	403
	$ 33,324	$ 22,128

A Weichai Westport Inc.

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. ("**WWI**"). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI.

For the year ended December 31, 2014, the Company recognized its share of WWI's income of $6,027 (year ended December 31, 2013 » $4,264; year ended December 31, 2012 » $2,881), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of WWI as of and for the periods presented are as follows:

	DEC. 31, 2014	DEC. 31, 2013
Current assets		
Cash and short-term investments	$ 11,734	$ 4,696
Accounts receivable	72,121	31,967
Inventory	83,594	80,412
Other current assets	1,249	176
Long-term assets		
Property, plant and equipment	5,736	7,021
Deferred income tax assets	7,781	6,874
Total assets	$ 182,215	$ 131,146
Current liabilities		
Accounts payable and accrued liabilities	128,838	93,016
Total liabilities	$ 128,838	$ 93,016

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Product revenue	$ 618,465	$ 466,580	$ 272,086
Cost of revenue and expenses			
Cost of product revenue	565,943	429,238	247,299
Operating expenses	32,227	22,846	15,022
	598,170	452,084	262,321
Income before income taxes	20,295	14,496	9,765
Income tax expense	3,076	2,315	1,536
Income for the period	$ 17,219	$ 12,181	$ 8,229

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

B Cummins Westport Inc.

The Company entered into a joint venture with Cummins on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement ("**JVA**") focusing CWI on developing markets for alternative fuel engines. In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

The joint venture has a term of ten years from the date of the JVA and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of one of the parties.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins.

The Company has determined that CWI is a variable interest entity ("**VIE**"). Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI's economic performance as set forth in the governing documents. As decision-making at the Board of Directors' level requires unanimous approval, this power is shared. Accordingly neither party is the primary beneficiary.

The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

For the year ended December 31, 2014, the Company recognized its share of CWI's income of $8,136 (year ended December 31, 2013 » $9,433; year ended December 31, 2012 » $13,232), as income from investment accounted for by the equity method.

Assets, liabilities, revenue and expenses of CWI are as follows:

	DEC. 31, 2014	DEC. 31, 2013
Current assets		
Cash and short-term investments	$ 107,415	$ 73,736
Accounts receivable	12,741	4,645
Current portion of deferred income tax assets	21,967	13,958
Other current assets	116	210
Long-term assets		
Property, plant and equipment	1,294	1,096
Deferred income tax assets	29,408	21,698
Total assets	$ 172,941	$ 115,343

	DEC. 31, 2014	DEC. 31, 2013
Current liabilities		
Current portion of warranty liability	$ 48,818	$ 18,395
Current portion of deferred revenue	8,029	5,478
Accounts payable and accrued liabilities	6,419	7,772
	63,266	31,645
Long-term liabilities		
Warranty liability	43,983	49,174
Deferred revenue	34,345	17,815
Other long-term liabilities	2,771	2,400
	81,099	69,389
Total liabilities	$ 144,365	$ 101,034

	YEAR ENDED DECEMBER 31		
	2014	2013	2012
Product revenue	$ 283,551	$ 261,012	$ 161,741
Parts revenue	53,683	49,639	36,274
	337,234	310,651	198,015
Cost of revenue and expenses			
Cost of product and parts revenue	270,832	246,403	136,575
Research and development	21,131	21,522	12,114
General and administrative	1,202	1,348	1,417
Sales and marketing	22,514	17,839	12,541
Foreign exchange (gain) loss	34	(7)	(18)
Bank charges, interest and other	805	607	472
	316,518	287,712	163,101
Income before undernoted	20,716	22,939	34,914
Interest and investment income	260	117	530
Income before income taxes	20,976	23,056	35,444
Income tax expense (recovery)			
Current	21,514	24,600	16,362
Deferred	(15,719)	(18,566)	(6,517)
	5,795	6,034	9,845
Income for the period	$ 15,181	$ 17,022	$ 25,599

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

8 VARIABLE INTEREST ENTITIES

Cummins and Westport each own 50% of the common shares of CWI and have equal representation on the Board of Directors. No one shareholder has the unilateral power to govern CWI. The Board of Directors has power over the operating decisions and to direct other activities of CWI that most significantly impact CWI's economic performance as set forth in the governing documents. As decision-making at the Board of Directors' level requires unanimous approval, this power is shared. Accordingly, neither party is the primary beneficiary.

Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new Joint Venture Agreement, profits and losses are shared equally up to an established revenue baseline, and then any excess profits will be allocated 75% to the Company and 25% to Cummins. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not contractually required to provide.

The carrying amount and maximum exposure to losses relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary, and which have not been consolidated, were as follows:

	AS AT DECEMBER 31, 2014		AS AT DECEMBER 31, 2013	
	CARRYING AMOUNT	MAXIMUM EXPOSURE TO LOSS	CARRYING AMOUNT	MAXIMUM EXPOSURE TO LOSS
Equity method investment	$ 13,196	$ 13,196	$ 7,191	$ 7,191
Accounts receivable	2,538	2,538	3,621	3,621

9 PROPERTY, PLANT AND EQUIPMENT

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
December 31, 2014			
Land and buildings	$ 3,015	$ —	$ 3,015
Computer equipment & software	9,277	7,063	2,214
Furniture and fixtures	6,194	1,798	4,396
Machinery and equipment	81,933	36,135	45,798
Leasehold improvements	12,460	9,749	2,711
	$ 112,879	$ 54,745	$ 58,134

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
December 31, 2013			
Computer equipment & software	$ 9,652	$ 6,174	$ 3,478
Furniture and fixtures	6,608	1,692	4,916
Machinery and equipment	86,067	32,099	53,968
Leasehold improvements	15,084	10,097	4,987
	$ 117,411	$ 50,062	$ 67,349

As at December 31, 2014, equipment with a cost of $16,572 (December 31, 2013 » $18,788) and a net book value of $1,714 (December 31, 2013 » $5,465) is held under capital lease.

Depreciation expense for the year ended December 31, 2014 was $14,106 (year ended December 31, 2013 » $12,246; year ended December 31, 2012 » $8,131).

10 INTANGIBLE ASSETS

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
December 31, 2014			
Patents and trademarks	$ 18,425	$ 3,445	$ 14,980
Technology (A)	6,449	3,142	3,307
Customer contracts (A)	13,762	4,163	9,599
Other intangibles (A)	62	28	34
Total	$ 38,698	$ 10,778	$ 27,920
December 31, 2013			
Patents and trademarks	$ 20,974	$ 2,900	$ 18,074
Technology	7,468	2,796	4,672
Customer contracts (B)	18,447	3,886	14,561
Other intangibles	1,262	225	1,037
Total	$ 48,151	$ 9,807	$ 38,344

A The Company reviews its long-lived assets for impairment including property, plant and equipment, and intangible assets whenever events and changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on the revenue and operating results and decline in the oil price, the Company concluded there were impairment indicators requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles as of November 30, 2014. Accordingly non-cash impairment charges aggregating to $5,823 were recorded during the year ended December 31, 2014 which reduced the carrying values of technology by $115, customer contracts by $4,705 and other intangibles by $1,003 for the On-Road Systems segment.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

10 INTANGIBLE ASSETS (CONTINUED)

B During the year ended December 31, 2013, there was a significant decline in revenue from the lower than expected adoption rate of natural gas vehicles in our customer contracts. An impairment analysis of the intangibles balance indicated that the carrying value exceeded the fair value of customer contracts. Accordingly, an intangible impairment charge of $1,721 related to customer contracts in Sweden was recognized in the On-Road Systems segment. The fair value of customer contracts was determined using the present value of expected cash flows discounted at a rate equivalent to a market participant's weighted-average cost of capital.

During the year ended December 31, 2014, amortization of $4,560 (December 31, 2013 » $4,042; year ended December 31, 2012 » $3,264) was recognized in the statement of operations.

The expected amortization of intangible assets for fiscal 2015 to 2019 is $3,345 per year.

11 GOODWILL

A continuity of goodwill is as follows:

	DEC. 31, 2014	DEC. 31, 2013
Balance, beginning of period	$ 41,500	$ 56,879
Acquisition of Prins [NOTE 4(A)]	3,221	—
Acquisition of BAF [NOTE 4(B)]	—	18,542
Impairment losses	(18,543)	(34,964)
Impact of foreign exchange changes	(2,826)	1,043
Balance, end of period	$ 23,352	$ 41,500

An assessment of the carrying value of goodwill was conducted as of November 30, 2014. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $18,543 in the On-Road Systems segment for the year ended December 31, 2014. The goodwill impairment charge was driven by the significant decline in the price of oil and a significant loss of revenue from the lower than expected adoption rate of natural gas vehicles.

The remaining goodwill of $23,352 relates to the Applied Technologies segment. The fair value of the segment exceeded the carrying amount of goodwill.

For the year ended December 31, 2013 an assessment of the carrying value of goodwill was conducted as of November 30, 2013. Based on the Company's assessment, it was determined that the carrying amount of goodwill exceeded the implied fair value of goodwill by $34,964. A goodwill impairment loss of $30,067 and $4,897 was recorded in the Applied Technologies segment and the On-Road Systems segment, respectively, for the year ended December 31, 2013. In the Applied Technologies segment, the goodwill impairment charge was driven by the adverse economic climate in Europe and other geographic markets and lower than anticipated revenues. In the On-Road Systems segment, the goodwill impairment charge was driven by a significant loss of revenue from lower than expected adoption rate of natural gas vehicles.

For 2013 and 2014, the fair value of the reporting units was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant's weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon historical experience, financial forecasts and industry trends and conditions.

12 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	DEC. 31, 2014	DEC. 31, 2013
Trade accounts payable	$ 41,796	$ 42,872
Accrued payroll	5,270	7,937
Accrued interest	1,237	893
Income taxes payable	580	709
Other payables [NOTE 22(B)]	6,619	2,381
	$ 55,502	$ 54,792

13 LONG-TERM DEBT

	DEC. 31, 2014	DEC. 31, 2013
Subordinated debenture notes (A)	$ 46,491	$ 33,847
Senior financing (B)	15,910	15,941
Senior revolving financing (C)	12,101	13,779
Other bank financing (D)	2,646	403
Capital lease obligations (E)	1,394	2,043
	78,542	66,013
Current portion	(18,955)	(53,025)
	$ 59,587	$ 12,988

A Subordinated debenture notes

On September 23, 2011, the Company raised $33,720 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. ("**Macquarie**") on a private placement basis (the "**Initial Debentures**"). The Initial

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

Debentures were unsecured and subordinated to senior indebtedness, matured on September 22, 2014, and bore interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term, which commenced on March 15, 2012. The Initial Debentures were redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures were redeemedable at a price equal to $1,100 per $1,000 principal amount.

On June 27, 2014, the Company raised $17,797 (CDN$19,000) through the issuance of debentures to Richardson GMP Limited ("**RGMP**"), formerly Macquarie Private Wealth Inc. on a private placement basis (the "Additional Debentures"). In conjunction with the issuance of the Additional Debentures, the Company amended the terms of the Initial Debentures (the "Amended Initial Debentures"). The Amended Initial Debentures are ranked *pari passu* with the Additional Debentures and both shall be treated as the same series of debentures (the "**New Debentures**") with the same terms. The New Debentures totaling $51,517 (CDN$55,000) are composed of the Additional Debentures $17,797 (CDN$19,000) and the Amended Initial Debentures $33,720 (CDN$36,000). The New Debentures are unsecured and subordinated to senior indebtedness, mature on September 15, 2017, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15 and September 15 of each year during the term. The New Debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures after September 15, 2015 and on or before March 15, 2016. After March 15, 2016 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

The New Debentures contain an extension option that will allow each debenture holder to have the option to extend, a maximum of six times, the maturity date for an additional period of six months provided that greater than CDN$10,000 of the aggregate principal amount of the New Debentures remain outstanding.

The Company has performed the assessment of embedded derivatives within the New Debentures and concluded that there is an embedded derivative that requires bifurcation related to the extension option from the New Debentures. The extension option was deemed not clearly and closely related to the New Debentures and is separately accounted for as a standalone derivative. The Company recorded this embedded derivative as a non-current liability on its consolidated balance sheet.

At issuance on June 27, 2014, the embedded derivative's fair value was determined to be $1,169 (CDN$1,249), which was recorded as a reduction to the carrying value of the New Debentures. The Company is accreting the carrying value of the debt to interest expense by using the effective interest method through to the maturity date of the New Debentures. The Company accreted $82 of the embedded derivative discount for the year ended December 31, 2014 (2013 $Nil). The embedded derivative is subsequently adjusted to fair value at each reporting date, with the associated fair value loss (gain) recorded in interest and other income (loss). The fair value adjustment recorded for the year ended December 31, 2014 was $(1,082) (2013 $Nil). The derivative liability is included in other long term liabilities on the consolidated balance sheets. The Company determined the fair value of the embedded derivative using the Interest Rate Option Pricing Method which incorporated the Black-Karasinski model.

B Senior financing

	DEC. 31, 2014	DEC. 31, 2013
Emer Senior Financing (i)	$ 9,376	$ 15,941
Prins Senior Financing (ii)	3,630	—
Prins Senior Mortgage Loan (iii)	2,904	—
	$ 15,910	$ 15,941

i The Emer S.p.A ("Emer") senior financing agreement bears interest at the 6-month Euribor plus 2.5% (2.7% as at December 31, 2014) and is recorded at amortized cost using the effective interest rate method. Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior financing. The senior financing matures in 2017.

ii A total of $7,521 Prins senior financing was assumed on the acquisition of Prins [NOTE 4(A)]. Principal of $3,891 was repaid on December 2, 2014. The senior financing agreement bears interest at the 3-month Euribor plus 3.5% (3.6% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins as a general guarantee for its senior financing. The senior financing matures in 2016.

iii The Prins senior mortgage loan was assumed on the acquisition of Prins [NOTE 4(A)]. The senior mortgage loan bears interest at 3-month Euribor plus 1% (1.1% as at December 31, 2014). Interest is paid quarterly. The Company has pledged its interest in Prins's building as a general guarantee for its senior mortgage loan. The senior mortgage loan matures in 2020.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

13 LONG-TERM DEBT (CONTINUED)

B Senior financing (continued)

The principal repayment schedule of the senior financings are as follows for the years ended December 31:

	EMER SENIOR FINANCING	PRINS SENIOR FINANCING	PRINS SENIOR MORTGAGE LOAN	TOTAL
2015	$ 4,020	$ 1,633	$ 363	$ 6,016
2016	4,239	1,997	363	6,599
2017	1,117	—	363	1,480
2018	—	—	363	363
2019 and thereafter	—	—	1,452	1,452
	$ 9,376	$ 3,630	$ 2,904	$ 15,910

C Senior revolving financing

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% (2.6% as at December 31, 2014) and will be repaid through two principal payments of $6,050 (€5,000) on March 31, 2016 and October 2, 2017. Interest is paid semi-annually. The Company has pledged its interest in Emer as a general guarantee for its senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of December 31, 2014, the Company is in compliance with all covenants under the financing arrangements.

D Other bank financing

	DEC. 31, 2014	DEC. 31, 2013
Emer other financing (i)	$ 1,129	$ 247
Prins other financing (ii)	1,424	—
Other financing	93	156
	$ 2,646	$ 403

i Emer other financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 1.01% to 2.90% (2013 » 1.01% to 8.00%) and are payable on maturity dates ranging from June 23, 2015 to June 23, 2017.

ii Prins other bank financing consists of a credit facility for maximum borrowings of €2,000. The credit facility bears interest at the 3 month Euribor + 3.5% (3.6% as of December 31, 2014). The credit facility is governed by an accounts receivable list requirement limiting such borrowings to 60% of accepted accounts receivable.

E Capital lease obligations

The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 3.07% to 4.93% (2013 » 3.07% to 7.32%). The capital lease obligations require the following minimum annual principal payments during the respective fiscal years:

2015	$ 522
2016	328
2017	327
2018	191
2019	26
	$ 1,394

F Credit facility

The Company has a credit facility for maximum borrowings of CDN$30,000. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% (2013 » 0.75%) per annum. As at December 31, 2014 and 2013, no amounts of this credit facility were drawn.

14 WARRANTY LIABILITY

A continuity of the warranty liability is as follows:

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Balance, beginning of period	$ 28,845	$ 6,380	$ 4,401
Warranty assumed on acquisition	1,952	582	—
Warranty claims	(10,709)	(5,397)	(3,099)
Warranty accruals	2,734	4,153	5,303
Change in estimate	—	22,837	—
Impact of foreign exchange changes	287	290	(225)
Balance, end of period	$ 23,109	$ 28,845	$ 6,380
Less: Current portion	(9,696)	(9,955)	(2,072)
Long-term portion	$ 13,413	$ 18,890	$ 4,308

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » » years ended December 31, 2014, 2013 and 2012

During the fourth quarter of 2013, a study of the historical data indicated that the cost to repair product defects continued to increase significantly primarily associated with our extended warranty contracts. As a result, the Company recognized a change in estimate in our base warranty liability and a loss on our extended warranty contracts representing the excess of the estimated cost to service these contracts over the amount of the deferred revenue recognized associated with the contracts. The warranty liability was reviewed in the fourth quarter of 2014, and no change in estimate was required.

15 OTHER LONG-TERM LIABILITIES

	DEC. 31, 2014	DEC. 31, 2013
Severance indemnity (A)	$ 1,519	$ 1,547
Contingent consideration payable related to AFV acquisition (B)	1,240	878
Derivative Liability [NOTE 13(A)]	86	—
Deferred lease inducements	—	16
	$ 2,845	$ 2,441
Current portion (included in accounts payable and accrued liabilities, other payables)	(1,240)	—
	$ 1,605	$ 2,441

A Severance indemnity

Italian law requires companies to make a mandatory termination payment to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation or layoff. The severance indemnity liability is calculated in accordance with local civil and labour laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. This liability for severance indemnities relates primarily to the Company's employees in Italy.

B Contingent consideration payable related to AFV acquisition

The total purchase price to acquire AFV also includes earn-out payments payable in the Company's shares and tied to revenue and production milestones to be achieved no later than December 31, 2014. This contingent consideration has a fair value of $407 as at December 31, 2014 (December 31, 2013 » $427).

The Company recorded compensation expense relating to two employees of AFV who receive earn-out payments in the Company's shares that are tied to revenue and production milestones to be achieved no later than December 31, 2014 and contingent upon continuing employments. This contingent consideration has a fair value of $833 as at December 31, 2014 (December 31, 2013 » $451).

Subsequent to year end 325,073 shares were issued in connection with the earn-out payments described above at $4.51CDN per share.

16 GOVERNMENT ASSISTANCE

From time to time, the Company enters into agreements for financial assistance with government agencies. During the years ended December 31, 2014, 2013 and 2012, government assistance of $892, $640 and $842 was received or receivable by the Company, respectively, which has been recorded as a reduction of the related research and development expenditures [NOTE 18].

Under the terms of an agreement with the Industry Canada's Industrial Technologies Office ("ITO"), from April 1, 2008 to March 31, 2015, inclusively, the Company is obligated to pay annual royalties equal to the greater of $1,164 (CDN$1,350) or 0.33% of the Company's annual revenue provided that gross revenue exceeds $11,638 (CDN$13,500) in any of the aforementioned fiscal years. The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $24,389 (CDN$28,200). For the year ended December 31, 2014, $1,481 (December 31, 2013 » $1,164) in royalties have been paid or are payable of which $1,470 (December 31, 2013 » $1,269) remains accrued in accounts payable and accrued liabilities as at December 31, 2014. As at December 31, 2014, cumulative royalties of CDN$8,364 have been paid.

The Company is also obligated to pay royalties to the Government of Canada's Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total CDN$1,000. As at December 31, 2014, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

17 SHARE CAPITAL, STOCK OPTIONS AND OTHER STOCK-BASED PLANS

During the year ended December 31, 2014, the Company issued 652,046 common shares, net of cancellations, upon exercises of stock options and share units (year ended December 31, 2013 » 721,186 common shares; year ended December 31, 2012 » 513,490 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

On June 30, 2014 the Company issued 94,914 common shares at a price of $33.53 per share [NOTE 4(B)].

On October 1, 2013, the Company issued 6,000,000 common shares at a price of $25.39 per share. Gross proceeds totaled $152,340, and the Company incurred share issuance costs of $5,065.

On June 28, 2013, the Company issued 718,485 common shares at a price of $33.53 per share as part of the consideration paid to acquire BAF [NOTE 4(B)].

On February 27, 2012, the Company issued 6,325,000 common shares at a price of $43.25 per share. Gross proceeds totaled $273,556, and the Company incurred share issuance costs of $8,126.

At the Company's 2012 annual general meeting, the Company's shareholders ratified and approved the Westport Omnibus Plan and reserved 8,000,000 common shares under this plan. Under the Westport Omnibus Plan, stock options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") may be granted and are exercisable into common shares of the Company for no additional consideration. Any employee, contractor, director or executive officer of the Company is eligible to participate in the Westport Omnibus Plan.

The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the "Units") will be granted to the Company's executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company's Board of Directors. These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives. Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

A Stock Options

The Company grants incentive stock options to employees, directors, officers and consultants. Stock options are granted with an exercise price of not less than the market price of the Company's common shares on the date immediately prior to the date of grant. The exercise period of the options may not exceed eight years from the date of grant. Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones or reaching specified share price targets.

A summary of the status of the Company's stock option plan as of December 31, 2014, December 31, 2013 and December 31, 2012 and changes during the periods then ended are presented as follows:

	DEC. 31, 2014		DEC. 31, 2013		DEC. 31, 2012	
	SHARES	WAEP*	SHARES	WAEP*	SHARES	WAEP*
Outstanding, beginning of period	816,450	$30.20	996,047	$ 27.78	328,027	$ 8.96
Granted	—	—	—	—	770,727	33.77
Exercised	(43,071)	6.17	(111,986)	6.80	(93,044)	10.49
Forfeited / expired	(741,156)	33.82	(67,611)	33.72	(9,663)	33.36
Outstanding, end of period	32,223	$ 17.64	816,450	$30.20	996,047	$ 27.78
Options exercisable, end of period	32,223	$ 17.64	305,506	$ 24.15	226,487	$ 8.06

** weighted average exercise price (CDN$)*

During the year ended December 31, 2014, the Company recognized $1,764 (year ended December 31, 2013 » $2,094; year ended December 31, 2013 » $2,705) in stock-based compensation related to stock options.

No stock options were granted during the year ended December 31, 2014 or the year ended December 31, 2013.

The fair value of the options granted during the year ended December 31, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil%, expected stock price volatility – 47.79%, risk free interest rate – 0.38%; expected life of options – 3 years. The weighted average grant date fair value was $10.97 for options granted for the fiscal year ended December 31, 2012.

As at December 31, 2014, an immaterial amount of compensation cost related to stock option awards has yet to be recognized in results from operations and will be fully recognized in 2015.

B Share Units

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the year ended December 31, 2014, the Company recognized $7,919 (year ended December 31, 2013 » $12,189; year ended December 31, 2012 » $9,763) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of December 31, 2014, December 31, 2013 and December 31, 2012 are as follows:

	DEC. 31, 2014		DEC. 31, 2013		DEC. 31, 2012	
	UNITS	WFV*	UNITS	WFV*	UNITS	WFV*
Outstanding, beginning of period	1,200,591	$ 23.68	1,095,094	$20.68	1,250,917	$ 18.04
Granted	5,792,162	10.54	742,140	30.21	185,705	35.99
Exercised / vested	(608,975)	19.52	(448,526)	24.44	(337,228)	19.34
Forfeited / expired	(1,045,905)	21.75	(188,117)	29.80	(4,300)	19.67
Outstanding, end of period	5,337,873	$ 10.27	1,200,591	$ 23.68	1,095,094	$20.68
Units outstanding and exercisable, end of period	142,166	$ 11.67	224,638	$ 11.20	262,615	$ 8.86

weighted average grant date fair value (CDN$)

During 2014, 5,792,162 units (December 31, 2013 » 742,140) were granted to employees. This included 4,820,763 Restricted Share Units (RSUs) (2013 » 352,485) and 971,399 Performance Share Units (PSUs) (2013 » 389,655). Values of RSU awards are determined based on the fair market value of the underlying Common Share on the date of grant. RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for Common Shares, not the date of grant. PSU awards do not have a certain number of Common Shares that will issue over time—it depends on future performance and the other conditions tied to the payout of the PSU. Values of PSU awards are determined based on the fair market value of the underlying Common Shares on the date of the grant (and generally assuming the issuance of one Common Share to be issued per PSU), calculated as the number of Common Shares issuable on settlement of the PSUs multiplied by a fair value

as determined based on a Monte-Carlo simulation. During 2014, 963,575 PSUs (2013 » 54,876) were canceled or forfeited (2013 » 54,876).

As at December 31, 2014, $30,102 of compensation cost related to Units awards has yet to be recognized in results from operations and will be recognized over a weighted average period of 2.42 years.

C Aggregate intrinsic values

The aggregate intrinsic value of the Company's stock option awards and share units at December 31, 2014 and 2013 are as follows:

(expressed in thousands of CDN$)	DEC. 31, 2014	DEC. 31, 2013
Stock options		
Outstanding	$ —	$ 1,337
Exercisable	—	1,337
Exercised	364	2,667
Share units		
Outstanding	$ 23,433	$ 24,960
Exercisable	624	4,670
Exercised	7,238	18,041

D Stock-based compensation

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Research and development	$ 1,749	$ 2,195	$ 2,251
General and administrative	5,884	10,201	6,752
Sales and marketing	2,050	1,887	3,465
	$ 9,683	$ 14,283	$ 12,468

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

18 RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are recorded net of government assistance received or receivable. The research and development expenses had been incurred and program funding had been received or receivable are as follows:

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Research and development expenses	$ 77,472	$ 91,772	$ 74,040
Program funding [NOTE 16]	(892)	(640)	(842)
Research and development	$ 76,580	$ 91,132	$ 73,198

19 INCOME TAXES

A The Company's income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 26% for the year ended December 31, 2013 (year ended December 31, 2012 » 25%; nine months ended December 31, 2011 » 26.5%) as follows:

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Loss before income taxes	$ (150,197)	$ (184,537)	$ (97,036)
Expected income tax recovery	(39,051)	(47,979)	(24,259)
Increase (reduction) in income taxes resulting from			
Non-deductible stock-based compensation	2,495	3,619	3,019
Other permanent differences	(446)	(2,562)	(2,158)
Withholding taxes	969	590	1,187
Change in enacted rates	—	—	62
Foreign tax rate differences, foreign exchange and other adjustments	7,409	3,858	(382)
Non-taxable income from equity investment	(3,739)	(2,851)	(3,308)
Change in valuation allowance	25,784	37,391	27,577
Goodwill impairment	4,748	8,807	—
Change in uncertain tax position	1,252	—	—
Income tax expense (recovery)	$ (579)	$ 873	$ 1,738

B The significant components of the deferred income tax assets and liabilities are as follows:

	DEC. 31, 2013	DEC. 31, 2012
Deferred income tax assets		
Net loss carry forwards	$ 129,258	$ 108,083
Intangible assets	4,091	4,276
Property, plant and equipment	6,836	5,446
Financing and share issuance costs	1,533	2,696
Warranty liability	5,131	5,726
Deferred revenue	1,416	1,191
Inventory	2,336	2,017
Research and development	2,733	2,341
Other	7,262	6,410
Total gross deferred income tax assets	160,596	138,186
Valuation allowance	(152,207)	(126,424)
Total deferred income tax assets	8,389	11,762
Deferred income tax liabilities		
Intangible assets	6,386	9,884
Property, plant and equipment	2,754	3,132
Other	774	650
Total deferred income tax liabilities	9,914	13,666
Total net deferred income tax liabilities	$ 1,525	$ 1,904
Allocated as follows		
Current deferred income tax assets	3,556	3,109
Current deferred income tax liabilities	(398)	(468)
Long-term deferred income tax assets	271	379
Long-term deferred income tax liabilities	(4,954)	(4,903)
Total net deferred income tax liabilities	$ (1,525)	$ (1,883)

The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided.

The deferred income tax assets have been reduced by the uncertain tax position presented in [NOTE 19(F)].

The following is a summary of the changes in the deferred income tax asset valuation allowance:

	YEARS ENDED DECEMBER 31	
	2014	2013
Beginning balance	$ 126,424	$ 89,033
Additions	25,783	37,391
Reductions	—	—
Ending valuation allowance	$ 152,207	$ 126,424

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

C The components of the Company's income tax expense (recovery) are as follows:

	NET INCOME (LOSS) BEFORE INCOME TAXES	INCOME TAX EXPENSE (RECOVERY)		
		CURRENT	DEFERRED	TOTAL
Year ended Dec. 31, 2014				
Canada	$ (87,783)	$ 165	$ 301	$ 466
United States	(49,577)	8	—	8
Italy	(3,834)	521	(1,463)	(942)
Other	(9,003)	(88)	(23)	(111)
	$ (150,197)	$ 606	$ (1,185)	$ (579)
Year ended Dec. 31, 2013				
Canada	$ (99,188)	$ 444	$ 89	$ 533
United States	(31,019)	56	(295)	(239)
Italy	(27,247)	836	(311)	525
Other	(27,083)	78	(24)	54
	$ (184,537)	$ 1,414	$ (541)	$ 873
Year ended Dec. 31, 2012				
Canada	$ (93,688)	$ 1,339	$ 53	$ 1,392
United States	(1,589)	(62)	—	(62)
Italy	(318)	775	25	800
Other	(1,441)	95	(487)	(392)
	$ (97,036)	$ 2,147	$ (409)	$ 1,738

D The Company has loss carry-forwards in the various tax jurisdictions available to offset future taxable income as follows:

EXPIRING IN:	2015	2016	2017	2018	2019	2020+	TOTAL
Canada	$ —	$ —	$ —	$ —	$ —	$ 387,553,717	$ 387,553,717
Italy	—	—	—	—	—	6,429,576	6,429,576
U.S.A.	—	—	—	—	—	55,353,513	55,353,513
Sweden	—	—	—	—	—	13,710,864	13,710,864
Other	—	—	—	1,085,596	6,725,731	7,834,119	15,645,446
Total	$ —	$ —	$ —	$ 1,085,596	$ 6,725,731	$ 470,881,789	$ 478,693,116

E The Company has not recognized a deferred income tax liability for the undistributed earnings of certain foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

F The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2014, the total amount of the Company's uncertain tax benefits was $1,230 (year ended December 31, 2013 » nil). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions.

All taxation years remain open to examination by the Canada Revenue Agency, the 2009 to 2014 taxation years remain open to examination by the Internal Revenue Service and the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.

A reconciliation of the change in the reserves for uncertain tax positions from January 1, 2014 to December 31, 2014 is as follows:

Balance as of January 1, 2014	$ —
Tax positions related to the current year	
Additions	—
Reductions	—
	$ —
Tax positions related to prior years	
Additions	1,230
Reductions	
Settlements	
Lapses in statutes of limitation	
Balance as of December 31, 2014	$ 1,230

20 RELATED PARTY TRANSACTIONS

Pursuant to the amended and restated JVA, Westport engages in transactions with CWI.

As at December 31, 2014, net amounts due from CWI total $2,538 (2013 » $3,621). Amounts receivable relate to costs incurred by Westport on behalf of CWI. The amounts are generally reimbursed by CWI to Westport in the month following the month in which the payable is incurred. Cost reimbursements from CWI consisted of the following:

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Research and development	$ 3	$ 178	$ 160
General and administrative	1,548	1,351	2,621
Sales and marketing	4,935	4,725	3,683
	$ 6,486	$ 6,254	$ 6,464

During the year ended December 31, 2014, interest of $nil (year ended December 31, 2013 » $nil; year ended December 31, 2012 » $114) was paid to CWI.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

21 SERVICE AND OTHER REVENUE

Service and other revenue for the year ended December 31, 2014 consisted of a one-time license revenue of $nil (year ended December 31, 2013 » $nil; year ended December 31, 2012 » $7,923) for the transfer of proprietary know-how, other fee payments of $1,480 (year ended December 31, 2013 » $1,484; year ended December 31, 2012 » $1,414), and service revenue of $11,074 (year ended December 31, 2013 » $14,547; year ended December 31, 2012 » $13,907) under existing development agreements. All costs associated with the development agreements were recorded as research and development expenses in the period incurred.

During the year ended December 31, 2012, the Company entered into an agreement with an original equipment manufacturer ("**OEM**") to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Under the agreement, the Company provided its proprietary know-how related to the high pressure direct injection ("**HPDI**") technology by granting a non-exclusive license to the OEM. The Company will also provide ongoing development services to the OEM to assist with the development and commercialization of products. These are considered to be multiple deliverables arrangements and the Company has determined that the license and the development services are separate units of accounting.

22 COMMITMENTS AND CONTINGENCIES

A Contractual Commitments

The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2015	$	3,946
2016		4,978
2017		5,890
2018		4,969
2019		4,960
Thereafter		33,125
	$	57,868

For the year ended December 31, 2014, the Company incurred operating lease expense of $3,879 (year ended December 31, 2013 » $5,675; year ended December 31, 2013 » $4,492).

As at December 31, 2014, the Company's wholly owned subsidiary Emer has provided a total amount of guarantees to third parties of $298, (December 31, 2013 » $342), which include guarantees to its customers for the completion of specific supplies.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company's product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company's financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

The Company is engaged in certain legal actions in the ordinary course or business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

B Purchase Commitments

The Company purchases components from a variety of suppliers and contract manufacturers. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with suppliers and contract manufacturers. A portion of our reported estimated purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The Company may be subject to penalties, and may lose important suppliers, if it is unable to meet its purchase commitments. In 2014, the Company entered into several long-term fixed price contracts to purchase parts to produce certain products. These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments with reference to the estimated future sales price of these products and recognized a provision for inventory purchase commitments of $4,106 in 2014. The provision is recognized in other payables in accounts payable and accrued liabilities [NOTE 12].

23 SEGMENTED INFORMATION

The financial information for the Company's business segments evaluated by the Company's chief operating decision maker ("**CODM**") includes the results of the CWI and WWI as if it were

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

consolidated, which is consistent with the way Westport manages its business segments. As CWI and WWI are accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company's consolidated measures.

The Company's business operates in six reportable operating segments:

- Applied Technologies, designs, produces, and sells compressed natural gas ("**CNG**") and liquefied petroleum gas ("**LPG**") components and subsystems for natural gas vehicles of all types;
- On-Road Systems, engineers, designs, assembles and sells natural gas engine and vehicle systems for automotive, light commercial, and trucking;
- Off-Road Systems, engineers, designs, and markets Westport proprietary natural gas technologies, including the Westport™ high pressure direct injection ("**HPDI**") technology, Westport™ 2.4L industrial engines and fuel systems for the off-road, large-engine applications such as mine trucks, locomotives, workboats, and petroleum exploration equipment;
- Corporate and Technology Investments, which includes corporate costs such as research and development, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments;
- CWI which serves the medium- to heavy-duty engine markets with spark ignited natural gas engines. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas; and
- WWI develops, manufactures, and sells advanced, alternative fuel engines and parts that are widely used in city bus, coach, and heavy-duty truck applications in China or exported to other regions globally.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in [NOTE 2]. The CODM evaluates segment performance based on the net operating income (loss), which is before income taxes and does not include depreciation and amortization, impairment charges, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the year ended December 31, 2014 and December 31, 2013.

	YEARS ENDED DECEMBER 31		
	2014	2013	2012
Revenue			
Applied Technologies	$ 86,168	$ 93,216	$ 91,675
On-Road Systems	37,031	55,090	37,558
Off-Road Systems	3,789	3,309	3,149
Corporate & Tech. Investments	3,581	12,417	23,244
Cummins Westport	337,234	310,651	198,015
Weichai Westport	618,465	466,580	272,086
Total segment revenues	1,086,268	941,263	625,727
Less: equity investees' revenues	(955,699)	(777,231)	(470,101)
Total consolidated revenues	$ 130,569	$ 164,032	$ 155,626
Net consolidated operating income (loss) excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange loss (gain), bank charges, and other			
Applied Technologies	$ (5,204)	$ 6,635	$ 9,820
On-Road Systems	(14,431)	(59,843)	(40,937)
Off-Road Systems	(2,744)	(14,218)	(13,653)
Corporate & Tech. Investments	(87,363)	(83,546)	(50,211)
Cummins Westport	21,555	23,539	35,368
Weichai Westport	78,502	14,496	9,765
Total segment operating loss	(9,685)	(112,937)	(49,848)
Less: equity investees' operating income	(100,057)	(38,035)	(45,133)
Net consolidated operating loss excluding depreciation and amortization, losses on impairments, write-downs and disposals, provision for inventory purchase commitments, foreign exchange (gain) loss, bank charges, and other	(109,742)	(150,972)	(94,981)
Depreciation and amortization			
Applied Technologies	8,012	7,838	7,905
On-Road Systems	5,561	3,186	1,028
Off-Road Systems	—	450	83
Corporate & Tech. Investments	5,093	4,814	2,379
Provision for inventory purchase commitments (On-Road Systems)	4,106	—	—
Losses on impairments, write-downs and disposals			
Applied Technologies	3,458	31,564	—
On-Road Systems	26,146	9,959	—
	52,376	57,811	11,395
Net consolidated operating loss before foreign exchange (gain) loss, bank charges and other	(162,118)	(208,783)	(106,376)
Foreign exchange (gain) loss, bank charges and other	(2,731)	(14,573)	1,922
Loss before undernoted	(159,387)	(194,210)	(108,298)
Interest on long debt and other income (expenses), net	(5,032)	(3,771)	(4,928)
Income from investment accounted for by the equity method	14,222	13,444	16,190
Loss before income taxes	$ (150,197)	$ (184,537)	$ (97,036)
Total additions to long-lived assets excluding business combinations:			
Applied Technologies	$ 938	$ 4,408	$ 3,000
On-Road Systems	1,340	15,555	10,306
Off-Road Systems	—	908	1,481
Corporate & Tech. Investments	7,971	5,579	16,565
	$ 10,249	$ 26,450	$ 31,352

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

23 SEGMENTED INFORMATION
(CONTINUED)

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company's customers and presented as a percentage of the Company's product and service revenues are as follows:

	% OF TOTAL PRODUCT REVENUE AND SERVICE AND OTHER REVENUE YEARS ENDED DECEMBER 31		
	2014	2013	2012
Americas (including United States)	40	42	38
Asia (including China)	12	11	9
Other (including Italy)	48	47	53

The Company's revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

As at December 31, 2014, total goodwill of $23,352 (December 31, 2013 » $22,958) was allocated to Applied Technologies and $nil (December 31, 2013 » $18,542) to On-Road Systems segments.

As at December 31, 2014, total long-term investments of $32,898 (December 31, 2013 » $21,872) was allocated to the Corporate segment and $426 (December 31, 2013 » $256) was allocated to Applied Technologies.

Total assets are allocated as follows:

	DEC. 31, 2014	DEC. 31, 2013
Applied Technologies	$ 151,428	$ 144,803
On-Road Systems	130,461	111,323
Off-Road Systems	1,042	6,564
Corporate & Technology Investments and unallocated assets	54,764	228,981
Cummins Westport	172,941	115,343
Weichai Westport	182,215	131,146
	692,851	738,160
Less: equity investees total assets	355,156	246,489
Total consolidated assets	$ 337,695	$ 491,671

The Company's long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	DEC. 31, 2014	DEC. 31, 2013
Italy	$ 53,319	$ 66,918
Netherlands	9,944	—
Canada	25,083	30,713
United States	20,320	47,322
Sweden	208	322
China	6,329	8,675
Australia	1,233	1,360
	$ 116,436	$ 155,310
Less: equity investees' long-lived assets	7,030	8,117
Total consolidated long-lived assets	$ 109,406	$ 147,193

24 FINANCIAL INSTRUMENTS

A Financial risk management

The Company has exposure to liquidity risk, credit risk, foreign currency risk, and interest rate risk.

B Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has sustained losses and negative cash flows from operations since inception. At December 31, 2014, the Company has $94,005 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at December 31, 2014:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS » FINANCIAL INSTRUMENTS (CONTINUED)

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	<1 YEAR	1—3 YEARS	4—5 YEARS	>5 YEARS
Accounts payable and accrued liabilities	$ 55,502	$ 55,502	$55,502	$ —	$ —	$ —
Unsecured subordinated debentures[1]	46,491	68,613	4,950	63,663	—	—
Senior financing[2]	15,910	16,565	6,314	8,353	779	1,120
Senior revolving financing[3]	12,101	12,743	315	12,429	—	—
Other bank financing[4]	2,646	3,135	1,050	478	121	1,485
Capital lease obligations	1,394	1,490	626	665	200	—
Operating lease commitments	—	57,867	3,946	10,868	9,929	33,125
Royalty payments[5]	1,294	15,927	1,164	2,327	2,327	10,108
	$ 135,338	$ 231,842	$73,867	$98,783	$13,356	$45,838

(1) Includes interest at 9%.
(2) Includes interest at rates disclosed in [note 13(b)] in effect at December 31, 2014.
(3) Includes interest at rates disclosed in [note 13(c)] in effect at December 31, 2014.
(4) Includes interest at rates disclosed in [note 13(d)] in effect at December 31, 2014.
(5) From fiscal 2011 to 2015 inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,164 (CDN$1,350) or 0.33% of the Company's gross annual revenue from all sources, provided that gross revenue exceeds $12,693 (CDN$13,500) in any aforementioned fiscal year, up to a maximum of $26,514 (CDN$28,189). The Company has assumed the minimum required payments.

c. Credit risk

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents, short-term investments and accounts receivable. The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments. The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable. As at December 31, 2014, 87% (December 31, 2013 » 88%) of accounts receivable relates to customer receivables, 1% (December 31, 2013 » 1%) relates to government grants receivable and 12% (December 31, 2013 » 11%) relates to amounts due from joint venture and indirect, income tax and value added taxes receivable. In order to minimize the risk of loss for customer receivables, the Company's extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. The Company reviews its customer receivable accounts and regularly recognizes an

allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers' liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments and accounts receivable as at December 31, 2014 of $140,854 (December 31, 2013 » $269,919) represents the Company's maximum credit exposure.

d. Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar ("U.S.") and the Euro ("Euro"). Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company's functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet at December 31, 2014 is as follows:

	U.S. DOLLARS
Cash and cash equivalents	$ 69,899
Short-term investments	500
Accounts receivable	14,304
Accounts payable	4,012

	EUROS
Cash and cash equivalents	€ 9,190
Accounts receivable	38,916
Accounts payable	27,667

If foreign exchange rates on December 31, 2014 had changed by 25 basis points, with all other variables held constant, net loss for the year ended December 31, 2014 would have changed by $201 and $51 for US dollar denominated and Euro denominated financial instruments, respectively. The Company's exposure to currencies other than U.S. dollars and Euros is not material.

expressed in thousands of United States dollars, except share and per share amounts » years ended December 31, 2014, 2013 and 2012

24 FINANCIAL INSTRUMENTS (CONTINUED)

E Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on certain long-term debt with variable rates of interest. The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended December 31, 2014 had increased or decreased by 50 basis points, with all other variables held constant, net loss for the year ended December 31, 2014 would have increased or decreased by $52.

F Fair value of financial instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and loan payable approximate their fair values due to the short-term period to maturity of these instruments.

The Company's short-term investments are recorded at fair value. The long-term investment represents our interests in the CWI, WWI and other equity accounted for investees, which are accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes [NOTE 13(A)] approximates its fair value, based on market rates of interest for similar indebtedness. Additionally, the interest rate on the notes approximates the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements [NOTE 13(B)] [NOTE 13(C)] approximates their fair values as at December 31, 2014, as the interest rates on the debt is floating and therefore approximates the market rates of interest. The Company's credit spread also has not substantially changed from the premiums currently paid.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

LEVEL 1

Unadjusted quoted prices in active markets for identical assets or liabilities.

LEVEL 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

LEVEL 3

Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model—derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at December 31, 2014, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

25 SUBSEQUENT EVENTS

Other than the shares issued in connection with the earn-out payments as described in [NOTE 15(B)] there were no subsequent events that occurred after the balance sheet date through March 9, 2015, the date when the financial statements were issued.

INFORMATION FOR SHAREHOLDERS

DIRECTORS AND EXECUTIVE OFFICERS

NAME / POSITION	RESIDENCE	START	COMMITTEES*				
			A	H	I	N	S
Ashoka Achuthan CFO	Chicago, Illinois	June 2014					
James (Jim) Arthurs Executive Vice President	North Vancouver, British Columbia	Jan. 2014					
Warren J. Baker Director	Avila Beach, California	Sept. 2002		✔	✔	✔	
John A. Beaulieu Director	Vancouver, Washington	Sept. 1997			✔		✔
M.A. (Jill) Bodkin Chairman and Director	Vancouver, British Columbia	July 2008	✔	✔	✔	✔	✔
Joseph P. Caron Director	West Vancouver, British Columbia	Aug. 2014		✔			
David R. Demers CEO and Director	Vancouver, British Columbia	Mar. 1995			✔		✔
Brenda J. Eprile Director	North York, Ontario	Oct. 2013	✔	✔			
Nancy S. Gougarty President & COO	Vancouver, British Columbia	July 2013					
Philip B. Hodge Director	Calgary, Alberta	June 2012				✔	✔
Dezsö J. Horváth Director	Toronto, Ontario	Sept. 2001	✔				✔
Douglas R. King Director	Hillsborough, California	Jan. 2012	✔			✔	
Gottfried (Guff) Muench Director	West Vancouver, British Columbia	July 2010			✔		✔
Mehran K. Rahbar Executive Vice President	San Clemente, California	Sept. 2014					

* *A = Audit; H = Human Resources and Compensation; I = Innovation; N = Nominating and Corporate Governance; S = Strategy*

STOCK LISTINGS

NASDAQ WPRT **Toronto Stock Exchange** WPT

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

Thursday, April 30, 2015 at 2:00 PM (Pacific) at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia

WESTPORT ON THE INTERNET

Westport	WESTPORT.COM
Fuel for Thought blog	BLOG.WESTPORT.COM
YouTube	YOUTUBE.COM/WESTPORTDOTCOM
Facebook	FACEBOOK.COM/WESTPORTDOTCOM
Cummins Westport	CUMMINSWESTPORT.COM
Weichai Westport	WEICHAI-WESTPORT.COM

The information on these websites is not incorporated by reference into this Annual Report. Financial results, Annual Information Form, news, services, and other activities can also be found on the Westport website, on SEDAR at SEDAR.COM, or at the SEC at SEC.GOV. Shareholders and other interested parties can also sign up to receive news updates in a variety of formats including email, Twitter, and RSS feeds: WESTPORT.COM/CONTACT/SUBSCRIPTIONS

CORPORATE INFORMATION

Westport Shareholder Services

Shareholders with questions about their account—including change of address, lost stock certificates, or receipt of multiple mail-outs and other related inquiries—should contact our Transfer Agent and Registrar:

Computershare Trust Company of Canada

510 Burrard Street, 3rd Floor
Vancouver, British Columbia, Canada V6C 3B9
T 604-661-9400 » F 604-661-9401

Legal Counsel

Bennett Jones LLP, Calgary, Alberta, Canada

Auditors

Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia, Canada

CONTACT INFORMATION

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia, Canada V6P 6G2
T 604-718-2000 » F 604-718-2001 » INVEST@WESTPORT.COM

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements about Westport's business, operations, technology development, products, the performance of our products, sources of revenue, our future market opportunities and/or about the environment in which it operates, which are based on Westport's estimates, forecasts, and projections. Such forward looking statements include, but are not limited to, statements concerning returns to shareholders, competitive pressures on our industry and future consolidation and alliances in that industry, changes in adjusted EBTIDA results, our focus for the year ahead, and impacts of climate change. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and demand for our products, future success of our business strategies and other risk factors described in our most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by applicable legislation.



please recycle

WESTPORT » 1750 West 75th Avenue, Suite 101 » Vancouver, BC, Canada V6P 6G2 » 604-718-2000 » invest@westport.com » **westport.com**